Filed Pursuant to Rule 424(b)(3)
Registration No. 333- 257237

LIGHTNING EMOTORS, INC.

SUPPLEMENT NO. 1 TO

PROSPECTUS DATED April 21, 2022

THE DATE OF THIS SUPPLEMENT IS May 13, 2022

This prospectus supplement (this “Supplement No. 1”) is part of the prospectus of Lightning eMotors, Inc. (the “Company”), dated April 21, 2022 (as amended from time to time, the “Prospectus”). This Supplement No. 1 is being filed to update and supplement the information contained in the Prospectus with the information contained in our Quarterly Report on Form 10-Q filed with the Securities and Exchange Commission on May 13, 2022 (the “Quarterly Report”), other than the information included in Exhibit 32.1, which was furnished and not filed. Accordingly, we have attached the Quarterly Report to this prospectus supplement.

This prospectus supplement updates and supplements the information in the Prospectus and is not complete without, and may not be delivered or utilized except in combination with, the Prospectus, including any amendments or supplements thereto. This Supplement No. 1 should be read in conjunction with the Prospectus and if there is any inconsistency between the information in the Prospectus and this Supplement No. 1 you should rely on the information in this Supplement No.1.

Investing in our securities involves a high degree of risk. You should review carefully the risks and uncertainties described under the heading “Risk Factors” beginning on page 7 of the Prospectus and in Section 1A. Risk Factors of our Annual Report on Form 10-K for the fiscal year ended December 31, 2021 before buying our common stock and warrants.

Neither the SEC nor any state securities commission has approved or disapproved of these securities or passed upon the adequacy or accuracy of this prospectus supplement or the accompanying prospectus. Any representation to the contrary is a criminal offense.

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 10-Q

(Mark One)
☒	QUARTERLY REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the quarterly period ended March 31, 2022

or

☐	TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the transition period from                      to

Commission File Number: 001-39283

Lightning eMotors, Inc.

(Exact name of registrant as specified in its charter)

Delaware	84-4605714
(State or other jurisdiction of incorporation or organization)	(I.R.S. Employer Identification Number)

815 14th Street SW Suite A100 Loveland, Colorado	80537
(Address of Principal Executive Offices)	(Zip Code)

(800) 233-0740

(Registrant’s telephone number)

Securities registered pursuant to Section 12(b) of the Act:

Title of Each Class	Trading symbol(s)	Name of Exchange on which registered
Common Stock, par value $0.0001 per share	ZEV	New York Stock Exchange
Redeemable Warrants, each full warrant exercisable for one share of Common stock at an exercise price of $11.50 per share	ZEV.WS	New York Stock Exchange

Indicate by check mark whether the registrant (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days.   Yes  ☒    No  ☐

Indicate by check mark whether the registrant has submitted electronically every Interactive Data File required to be submitted pursuant to Rule 405 of Regulation S-T (§232.405 of this chapter) during the preceding 12 months (or for such shorter period that the registrant was required to submit such files).   Yes  ☒    No   ☐

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, a non-accelerated filer, a smaller reporting company, or an emerging growth company. See the definitions of “large accelerated filer,” “accelerated filer,” “smaller reporting company,” and “emerging growth company” in Rule 12b-2 of the Exchange Act.

Large accelerated filer	◻	Accelerated filer	◻

Non-accelerated filer	☒	Smaller reporting company	☒	Emerging growth company	☒

If an emerging growth company, indicate by check mark if the registrant has elected not to use the extended transition period for complying with any new or revised financial accounting standards provided pursuant to Section 13(a) of the Exchange Act. ☐

Indicate by check mark whether the registrant is a shell company (as defined in Rule 12b-2 of the Exchange Act).   Yes  ☐    No  ☒

As of April 29, 2022, there were 75,225,627 shares of the registrant’s common stock outstanding.

PART I —FINANCIAL INFORMATION

Item 1. Financial Statements

Lightning eMotors, Inc.

Consolidated Balance Sheets

(in thousands, except share data)

	March 31,	December 31,
	2022	2021
	(Unaudited)
Assets
Current assets
Cash and cash equivalents	$150,363	$168,538
Accounts receivable, net of allowance of $3,397 and $3,349 as of March 31, 2022 and December 31, 2021, respectively	8,911	9,172
Inventories	17,216	14,621
Prepaid expenses and other current assets	6,071	7,067
Total current assets	182,561	199,398
Property and equipment, net	7,439	4,891
Operating lease right-of-use asset, net	8,475	8,742
Other assets	1,070	379
Total assets	$199,545	$213,410
Liabilities and stockholders’ equity
Current liabilities
Accounts payable	$5,246	$6,021
Accrued expenses and other current liabilities	8,645	5,045
Warrant liability	1,997	2,185
Current portion of operating lease obligation	1,280	1,166
Total current liabilities	17,168	14,417
Long-term debt, net of debt discount	65,887	63,768
Operating lease obligation, net of current portion	8,883	9,260
Derivative liability	14,863	17,418
Earnout liability	76,972	83,144
Other long-term liabilities	338	191
Total liabilities	184,111	188,198
Commitments and contingencies (Note 14)
Stockholders’ equity
Preferred stock, par value $.0001, 1,000,000 shares authorized no shares issued and outstanding as of March 31, 2022 and December 31, 2021	—	—
Common stock, par value $.0001, 250,000,000 shares authorized as of March 31, 2022 and December 31, 2021; 75,153,493 and 75,062,642 shares issued and outstanding as of March 31, 2022 and December 31, 2021, respectively	8	8
Additional paid-in capital	207,746	206,768
Accumulated deficit	(192,320)	(181,564)
Total stockholders’ equity	15,434	25,212
Total liabilities and stockholders’ equity	$199,545	$213,410

See accompanying notes to Consolidated Financial Statements

Lightning eMotors, Inc.

Consolidated Statements of Operations

(in thousands, except share and per share data)

(Unaudited)

	Three Months Ended March 31,
	2022	2021
Revenues	$5,412	$4,591
Cost of revenues	7,722	5,318
Gross loss	(2,310)	(727)
Operating expenses
Research and development	1,942	648
Selling, general and administrative	11,599	3,920
Total operating expenses	13,541	4,568
Loss from operations	(15,851)	(5,295)
Other (income) expense, net
Interest expense, net	3,861	1,611
(Gain) loss from change in fair value of warrant liabilities	(188)	20,539
Gain from change in fair value of derivative liability	(2,555)	—
Gain from change in fair value of earnout liability	(6,172)	—
Other income, net	(41)	(9)
Total other (income) expense, net	(5,095)	22,141
Net loss	$(10,756)	$(27,436)
Net loss per share, basic and diluted	$(0.14)	$(0.83)
Weighted-average shares outstanding, basic and diluted	75,128,044	33,147,475

See accompanying notes to Consolidated Financial Statements

Lightning eMotors, Inc.

Consolidated Statements of Stockholders’ Equity (Deficit)

(in thousands, except share data) (Unaudited)

	Redeemable				Additional	Stockholders’	Total
	Convertible Preferred				Paid-in	Accumulated	Stockholders’
	Stock		Common Stock		Capital	Deficit	Equity (Deficit)
	Shares	Amount	Shares	Par Value
Balance as of December 31, 2021	—	$—	75,062,642	$8	$206,768	$(181,564)	$25,212
Exercise of stock options	—	—	24,434	—	6	—	6
Vesting of restricted stock units	—	—	66,417	—	—	—	—
Stock—based compensation expense	—	—	—	—	972	—	972
Net loss	—	—	—	—	—	(10,756)	(10,756)
Balance as of March 31, 2022	—	$—	75,153,493	$8	$207,746	$(192,320)	$15,434

Balance as of December 31, 2020	30,120,057	$43,272	4,910,555	$—	$10,828	$(80,795)	$(69,967)
Retroactive application of recapitalization	(30,120,057)	(43,272)	28,038,952	3	43,269	—	43,272
Adjusted balance beginning of period	—	—	32,949,507	3	54,097	(80,795)	(26,695)
Issuance of Series C redeemable convertible preferred stock upon exercise of Series C warrants (1)	—	—	849,932	—	6,810	—	6,810
Issuance of common stock warrants	—	—	—	—	433	—	433
Exercise of stock options (1)	—	—	139,578	—	10	—	10
Stock—based compensation expense	—	—	—	—	68	—	68
Net loss	—	—	—	—	—	(27,436)	(27,436)
Balance as of March 31, 2021	—	$—	33,939,017	$3	$61,418	$(108,231)	$(46,810)

(1) Share amounts have been retroactively restated to give effect to the recapitalization transaction

See accompanying notes to Consolidated Financial Statements

Lightning eMotors, Inc.

Consolidated Statements of Cash Flows

(in thousands, except share data)

(Unaudited)

	Three Months Ended
	March 31,
	2022	2021
Cash flows from operating activities
Net loss	$(10,756)	$(27,436)
Adjustments to reconcile net loss to net cash used in operating activities:
Depreciation and amortization	361	126
Provision for doubtful accounts	48	142
Provision for inventory obsolescence and write-downs	95	—
Gain on disposal of fixed asset	—	(9)
Change in fair value of warrant liability	(188)	20,539
Change in fair value of earnout liability	(6,172)	—
Change in fair value of derivative liability	(2,555)	—
Stock-based compensation	972	68
Amortization of debt discount	2,119	985
Non-cash impact of operating lease right-of-use asset	267	553
Issuance of common stock warrants for services performed	—	433
Changes in operating assets and liabilities:
Accounts receivable	213	(557)
Inventories	(2,785)	(1,386)
Prepaid expenses and other assets	80	(2,481)
Accounts payable	(898)	1,304
Accrued expenses and other liabilities	3,057	1,089
Net cash used in operating activities	(16,142)	(6,630)
Cash flows from investing activities
Purchase of property and equipment	(2,024)	(569)
Proceeds from disposal of property and equipment	—	9
Net cash used in investing activities	(2,024)	(560)
Cash flows from financing activities
Proceeds from facility borrowings	—	7,000
Proceeds from the exercise of Series C redeemable convertible preferred warrants	—	1,500
Payments on finance lease obligations	(15)	(6)
Proceeds from exercise of stock options	6	10
Net cash (used in) provided by financing activities	(9)	8,504
Net (decrease) increase in cash	(18,175)	1,314
Cash - Beginning of period	168,538	460
Cash - End of period	$150,363	$1,774
Supplemental cash flow information - Cash paid for interest	$113	$350
Significant noncash transactions
Reduction of warrant liability for conversion of warrants into Series C redeemable convertible preferred stock	$—	$5,310
Property and equipment included in accounts payable and accruals	387	—
Finance lease right-of-use asset in exchange for a lease liability	183	—

See accompanying notes to Consolidated Financial Statements

Lightning eMotors, Inc.

Notes to Consolidated Financial Statements

(in thousands, except share and per share data)

(Unaudited)

Note 1 – Description of Business and Basis of Presentation

Lightning eMotors, Inc. (the “Company", "Lightning") is an innovative automotive manufacturing and research company based in Loveland, Colorado. The Company operates in the zero-emission vehicle (“ZEV”) market and manufactures zero-emission Class 3 to 7 Battery Electric Vehicles (“BEV”) and Fuel Cell Electric Vehicles (“FCEV”), and infrastructure solutions for commercial medium duty trucks, buses, vans and motorcoach fleets. The Company also sells charging systems as an ancillary supporting product. The Company operates predominately in the United States.

On May 6, 2021 (the "Closing Date"), GigCapital3, Inc. ("Gig"), consummated the previously announced merger pursuant to the Business Combination Agreement, dated December 10, 2020 (the "Business Combination Agreement"), by and among Project Power Merger Sub, Inc., a wholly-owned subsidiary of Gig incorporated in the State of Delaware ("Merger Sub"), and Lightning Systems, Inc., a Delaware corporation ("Lightning Systems"). Pursuant to the terms of the Business Combination Agreement, a business combination between Gig and Lightning Systems was effected through the merger of Merger Sub with and into Lightning Systems, with Lightning Systems surviving as the surviving company and as a wholly-owned subsidiary of Gig (the "Business Combination").

On the Closing Date, and in connection with the closing of the Business Combination, Gig changed its name to Lightning eMotors, Inc. Lightning Systems was deemed the accounting acquirer in the Business Combination based on an analysis of the criteria outlined in Accounting Standards Codification ("ASC") 805, Business Combinations. This determination was primarily based on Lightning Systems stockholders prior to the Business Combination having a majority of the voting interests in the combined company, Lightning Systems operations comprising the ongoing operations of the combined company and Lightning Systems senior management comprising the senior management of the combined company. Accordingly, for accounting purposes, the Business Combination was treated as the equivalent of Lightning Systems issuing stock for the net assets of Gig, accompanied by a recapitalization. The net assets of Gig are stated at historical cost, with no goodwill or other intangible assets recorded.

While Gig was the legal acquirer in the Business Combination, Lightning Systems was deemed the accounting acquirer, the historical financial statements of Lightning Systems became the historical financial statements of the combined company, upon the consummation of the Business Combination. As a result, the financial statements included in this report reflect (i) the historical operating results of Lightning Systems prior to the Business Combination; (ii) the combined results of the Company and Lightning Systems following the closing of the Business Combination; (iii) the assets and liabilities of Lightning Systems at their historical cost; and (iv) the Company’s equity structure for all periods presented.

In accordance with guidance applicable to these circumstances, the equity structure has been restated in all comparative periods up to the Closing Date, to reflect the number of shares of the Company's common stock, $0.0001 par value per share ("Common Stock") issued to Lightning Systems stockholders in connection with the recapitalization transaction. As such, the shares and corresponding capital amounts and earnings per share related to Lightning Systems redeemable convertible preferred stock and Lightning Systems common stock prior to the Business Combination have been retroactively restated as shares reflecting the exchange ratio of approximately 0.9406 shares (the “Exchange Ratio”) established in the Business Combination Agreement. Activity within the statement of stockholders' equity for the issuances and repurchases of Lightning Systems convertible redeemable preferred stock, were also retroactively converted to Lightning Systems common stock. For more details on the reverse recapitalization, see Note 3 to the Company’s notes to Consolidated Financial Statements.

The accompanying Consolidated Financial Statements have been prepared in accordance with U.S. Generally Accepted Accounting Principles (“GAAP”) and pursuant to the regulations of the U.S. Securities and Exchange Commission (“SEC”). The unaudited financial information reflects, in the opinion of management, all adjustments, consisting of normal recurring adjustments, considered necessary for a fair statement of the Company's financial position, results of operations and cash flows for the periods indicated. The results reported for the interim period presented are not necessarily indicative of results that may be expected for the full year. These consolidated financial statements should be read in conjunction with the audited consolidated financial statements and notes thereto included in the Company's Annual Report on Form 10-K for the year ended December 31, 2021.

The consolidated financial statements include the accounts of the Company and its wholly-owned subsidiaries. Intercompany accounts and transactions have been eliminated.

Reclassifications

Certain prior period balances in the statements of cash flows have been combined or reclassified to conform to current period presentation. Such reclassifications had no impact on net loss or stockholders’ equity (deficit) previously reported.

Liquidity

As of March 31, 2022, the Company had $150,363 in cash and cash equivalents. For the three months ended March 31, 2022, the net loss of the Company was $10,756. Cash flow used in operating activities was $16,142 for the three months ended March 31, 2022. The Company had positive working capital of $165,393 as of March 31, 2022 primarily as a result of the Business Combination. The current and historical operating cash flows, current cash and working capital balances, and forecasted obligations of the Company were considered in connection with management’s evaluation of the Company’s ongoing liquidity. As a result of the Business Combination, the Company received net proceeds of $216,812 in cash, after paying off the outstanding working capital facilities, the secured promissory note, and unsecured facility agreements. We believe our cash and cash equivalents balance will be sufficient to continue to operate our business over the next twelve-month period from the date the financial statements were issued. However, we will require additional capital to fund the growth and scaling of our manufacturing facilities and operations; further develop our products and services, including those for orders in our order backlog; and fund possible acquisitions. Until we can generate sufficient cash flow from operations, we expect to finance our operations through a combination of the merger proceeds we received from the Business Combination as well as from additional public offerings, debt financings or other capital markets transactions, collaborations or licensing arrangements. The amount and timing of our future funding requirements depend on many factors, including the pace and results of our development efforts and our ability to scale our operations.

COVID-19

The global impacts resulting from the pandemic are ongoing, including challenges and increases in costs for logistics and supply chains, such as supplier delays and/or shortages of battery cells, motors and chassis.

We will continue to monitor macroeconomic conditions to remain flexible and to optimize and evolve our business as appropriate, and as we aim to project demand and infrastructure requirements and deploy our production, workforce and other resources accordingly.

Although we have made our best estimates based upon current information, actual results could materially differ from the estimates and assumptions developed by management. Accordingly, it is reasonably possible that the estimates made in the financial statements have been, or will be, materially and adversely impacted in the near term as a result of these conditions, and if so, we may be subject to future impairment losses related to long-lived assets as well as changes to valuations.

Note 2 – Summary of Significant Accounting Policies

Use of estimates

The preparation of financial statements in conformity with GAAP requires management to make certain estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenue and expenses during the reporting period. The Company’s most significant estimates and judgments involve deferred income taxes, allowance for doubtful accounts, warranty liability, write downs and write offs of obsolete and damaged inventory and valuations of share-based compensation, warrant liability, convertible note derivative liability and earnout share liability. Management bases its estimates on historical experience and on various other assumptions believed to be reasonable, the results of which form the basis for making judgments about the carrying values of assets and liabilities. Actual results could differ from those estimates, and such differences could be material to the Company’s financial statements.

Segment information

ASC 280, Segment Reporting, defines operating segments as components of an enterprise where discrete financial information is available that is evaluated regularly by the chief operating decision-maker (“CODM”) in deciding how to allocate resources and in assessing performance. The Company operates as a single operating segment. The Company’s CODM is the Chief Executive Officer, who has ultimate responsibility for the operating performance of the Company and the allocation of resources. The CODM uses Company forecasts, a financial and operations dashboard, and cash flows as the primary measures to manage the business and does not segment the business for internal reporting or decision making.

Concentrations of credit risk

As of March 31, 2022, three customers accounted for 40%, 22% and 15% of the Company’s total accounts receivable. As of December 31, 2021, three customers accounted for 40%, 20% and 17% of total accounts receivable. The net sales to the following customers comprised more than 10% of revenues for the periods presented.

	Three months ended March 31,
	2022		2021
	Net Sales	% of Net Revenues	Net Sales	% of Net Revenues
Customer A	$1,965	36%	$—	—%
Customer B	1,478	27%	—	—%
Customer C	720	13%	—	—%
Customer D	—	—%	2,068	45%
Customer E	—	—%	528	11%
Customer F	—	—%	491	11%
Total of customers with sales greater than 10%	$4,163	76%	$3,087	67%
Total of customers with sales less than 10%	1,249	24%	1,504	33%
Total Revenues	$5,412	100%	$4,591	100%

Concentrations of supplier risk

As of March 31, 2022 two suppliers accounted for 36% and 18% of the Company’s total accounts payable. As of December 31, 2021, three suppliers accounted for 20%, 19% and 11% of the Company’s total accounts payable. For the three months ended March 31, 2022, one supplier accounted for 13% of inventory purchases. For the three months ended March 31, 2021, two suppliers accounted for 23% and 17% of inventory purchases.

Cash and cash equivalents

Cash and cash equivalents include cash held in banks and in money market funds. The Company’s cash and cash equivalents are placed with high-credit-quality financial institutions and issuers, and at times exceed federally insured limits. To date, the Company has not experienced any credit loss relating to its cash and cash equivalents. The carrying value of the cash equivalents approximates fair value, which represents a Level 1 input.

Accounts receivable

Accounts receivable are recorded at invoiced amounts, net of discounts, and allowances. The Company grants credit in the normal course of business to its customers. The Company periodically performs credit analyses and monitors the financial condition of its customers to reduce credit risk and, under certain circumstances, requires collateral to support accounts receivable. The Company reduces the carrying value for estimated uncollectible accounts based on a variety of factors including the length of time receivables are past due, economic trends and conditions affecting the Company’s customer base, and historical collection experience. Specific provisions are recorded for individual receivables when the Company becomes aware of a customer’s inability to meet its financial obligations. The Company writes off accounts receivable when they are deemed uncollectible.

	Three months ended March 31,
	2022	2021
Balance at beginning of period	$3,349	$—
Charges to expense	48	142
Deductions	—	—
Balance at end of period	$3,397	$142

Inventories

Inventories consist of raw materials, work in progress, and finished goods and are stated at the lower of cost or net realizable value, with cost determined on the average cost method, which approximates the first-in, first-out (FIFO) method. A valuation adjustment is made to inventory for any excess, obsolete or slow-moving items based on management’s review of on-hand inventories compared to historical and estimated future sales and usage profiles.

Property and equipment

Property and equipment is stated at cost, less accumulated depreciation. Depreciation is provided using the straight-line method over the estimated useful asset lives. Leasehold improvements are stated at cost and amortized on the straight-line basis over their estimated economic useful lives or the lease term, whichever is shorter. Costs of enhancements or modifications that substantially extend the capacity or useful life of an asset are capitalized and depreciated accordingly. Ordinary repairs and maintenance are expensed as incurred. Depreciation is included in our consolidated statements of operations in “Cost of revenues”, “Research and development” and “Selling, general and administrative”. When property is retired or otherwise disposed of, the cost and accumulated depreciation are removed from our consolidated balance sheets and the resulting gain or loss, if any, is reflected in “Other income, net.” The estimated useful lives of our major classes of property and equipment are as follows:

Major class of property and equipment	Useful Lives
Machinery and equipment	7 years
Vehicles	5 years
Leasehold improvements	5 years
Computer equipment	3 years
Software	3 years
Furniture and fixtures	7 years

Impairment of long-lived assets

Long-lived assets to be held and used in the Company’s operations are evaluated for impairment when events or circumstances indicate the carrying value of a long-lived asset or asset group is less than the undiscounted cash flows from its use and eventual disposition over its remaining economic life. The Company assesses recoverability by comparing the sum of projected undiscounted cash flows from the use and eventual disposition over the remaining economic life of a long-lived asset or asset group to its carrying value, and records a loss from impairment if the carrying value is more than its undiscounted cash flows. Assets or asset groups to be abandoned or from which no future benefit is expected are written down to zero in the period it is determined they will no longer be used and are removed entirely from service. There were no impairments of long-lived assets recognized during the three months ended March 31, 2022 and 2021.

Redeemable convertible preferred stock

Prior to the Business Combination, the Company had redeemable preferred stock outstanding that was classified as temporary equity in the mezzanine section of the balance sheet due to the contingently redeemable nature of the preferred stock. As described in Note 1, the equity structure has been restated in all comparative periods prior to the Closing Date. For the periods in which the redeemable convertible preferred stock was outstanding, the Company did not believe that the related contingent events and the redemption of the preferred stock was probable to occur and did not accrete the preferred stock to redemption value.

Revenue recognition

Revenue Summary

The following table disaggregates revenue by major source:

	Three months ended March 31,
	2022	2021
Zero-emission vehicles	$5,179	$4,146
Other	233	445
	$5,412	$4,591

The Company manufactures and sells medium and heavy-duty ZEVs, such as delivery trucks and buses. The Company manufactures ZEVs by installing and integrating its internally-developed, zero-emission powertrain into a vehicle chassis supplied by original equipment manufacturer (“OEM”) partners or from the customer. At times, the Company also installs and integrates its powertrains into a used chassis supplied by the customer.

The Company recognizes revenue at a point in time when its performance obligation has been satisfied and control of the ZEV is transferred to the customer, which generally aligns with shipping terms. Contract shipping terms include ExWorks (“EXW”), “FOB Shipping Point” and “FOB Destination” incoterms. Under EXW (meaning the seller fulfills its obligation to deliver when it makes goods available at its premises, or another specified location, for the buyer to collect), the performance obligation is satisfied and control is transferred at the point when the customer is notified that the ZEV is available for pickup. Under “FOB Shipping Point,” control is transferred to the customer at the time the good is transferred to the shipper and under “FOB Destination,” at the time the customer receives the goods. At times, the Company sells ZEVs that require additional upfitting from a third party before the final sale to the customer. The Company is acting as the principal in such transactions and revenue is recognized on a gross basis.

Other revenue primarily includes the sale of zero-emission powertrains, charging systems, engineering consulting services, telematics and analytics subscription services and decontented parts. Revenue for zero-emission powertrains and decontented parts is recognized based on contract shipping terms. Revenue for chargers is recognized when the product is drop shipped directly to the customer from the manufacturer. The Company is acting as the principal in such transactions and revenue is recognized on a gross basis. Services are recognized as revenue over time as either percentage of completion (i.e. engineering service contracts) or as the service is transferred to the customer (i.e. telematics and analytics subscription services).

The Company made an accounting policy election to account for any shipping and handling costs that occur after control has transferred to the customer as fulfillment costs that are accrued to cost of revenues at the time control transfers. Shipping and handling costs billed to customers are initially recorded in deferred revenue and recognized as revenue once shipping is complete.

The Company often applies for governmental funding programs, including the Hybrid and Zero Emission Truck and Bus Voucher Incentive Project (“HVIP”), on behalf of its customers for ZEV sales. Generally, as a condition of the program, the amount billed to the customer must be reduced by the amount that will be funded by the government program, and the Company will receive the funds directly from the government program. However, the discount to the customer is contingent upon the Company’s receipt of the funding. Revenue is recognized on the gross amount of the ZEV at the time substantially all of the conditions of the government program required of the Company have been met and control of the ZEV has transferred to the customer based on shipping terms.

The following economic factors affect the nature, amount, timing, and uncertainty of the Company’s revenue and cash flows as indicated:

•	Type of customer: The Company’s sales are directly to commercial fleet customers, OEMs, governments and dealers.
•	Type of contract: Sales contracts are for goods or services. The majority of contracts are short term (i.e., less than or equal to one year in duration).

Significant Payment Terms

None of the Company’s contracts have a significant financing component. Any cash that is received prior to revenue recognition is deferred as deferred revenue (a contract liability) until the good is delivered or service is rendered.

Contract Liabilities

Contract liabilities relate to payments received in advance of performance obligations under the contract and are realized when the associated revenue is recognized under the contracts. The Company’s contract liabilities consist of customer deposits and deferred revenue, which are included in “Accrued expenses and other current liabilities” on the consolidated balance sheets. Changes in contract liabilities are as follows:

Balance as of December 31, 2021	$147
Revenues recognized	(38)
Increase due to billings	230
Balance as of March 31, 2022	$339

The Company recognized revenue of $15 during the three months ended March 31, 2022 that was included in the contract liability balance as of December 31, 2021.

Returns and Refunds

Consideration paid for goods and/or services that customers purchase from the Company are nonrefundable. Therefore, at the time revenue is recognized, the Company does not estimate expected refunds for goods or services, nor does the Company exclude any such amounts from revenue.

Allocating the Transaction Price

The transaction price of a contract is the amount of consideration to which the Company expects to be entitled in exchange for transferring promised goods to a customer. Transaction prices do not include amounts collected on behalf of third parties (e.g., sales taxes). Sales taxes collected on sales are recorded as a sales tax liability and are included in “Accrued expenses and other current liabilities.”

To determine the transaction price of a contract, the Company considers its customary business practices and the terms of the contract. For the purpose of determining transaction prices, the Company assumes that the goods and/or services will be transferred to the customer as promised in accordance with existing contracts and that the contracts will not be canceled, renewed, or modified. The Company’s revenue terms do not include retrospective or prospective volume discounts, rights of return, rebates, performance bonuses or other forms of variable consideration.

The Company’s contracts with customers have fixed transaction prices that are denominated in U.S. dollars and payable in cash.

Future Performance Obligations

The Company has applied the practical expedient to exclude the value of remaining performance obligations for (i) contracts with an original term of one year or less and (ii) contracts for which we recognize revenue in proportion to the amount we have the right to invoice for services performed (i.e. analytical data subscription services).

As of March 31, 2022, the Company had remaining performance obligations related to a non-cancellable (other than for a breach by the Company) minimum-quantity purchase commitment. The customer is obligated to purchase a fixed number of ZEVs through December 31, 2023, however, the price varies based on which year the customer orders each ZEV (in 2022 or 2023). The Company estimates that the future revenues associated with this contract (based on estimated orders from the customer for 2022) to be $4.8 million in 2022 and $6.3 million in 2023. The timing of the revenue associated with these estimates will change if the ZEVs are commissioned and/or shipped subsequent to the year in which they were ordered, as revenue will not be recognized until control of the ZEV transfers to the customer based on the purchase order shipping terms.

Costs to Obtain or Fulfill a Contract with a Customer

The Company has elected the practical expedient to expense contract acquisition costs, which consist of sales commissions, which are reported within “Selling, general and administrative” expenses.

Warranties

In most cases, goods that customers purchase from the Company are covered by five-year and 60-thousand-mile limited product warranty. The Company has not sold warranties separately.

At the time revenue is recognized, the Company estimates the cost of expected future warranty claims and accrues estimated future warranty costs based upon the historical relationship of warranty claims to sales. The Company periodically reviews the adequacy of its product warranties and adjusts, if necessary, the warranty percentage and accrued warranty liability for actual historical experience. The warranty liability is included in “Accrued expenses and other current liabilities” and the cost of warranties is included in “Cost of revenues.”

Fair value, measurements, and financial instruments

A fair value hierarchy was established that prioritizes fair value measurements based on the types of inputs used for the various valuation techniques (market approach, income approach, and cost approach). The Company’s financial assets and liabilities are measured using inputs from the three levels of the fair value hierarchy. The three levels of the hierarchy and the related inputs are as follows:

•	Level 1: Quoted prices (unadjusted) for identical assets or liabilities in active markets that the Company can access at the measurement date.
•	Level 2: Significant other observable inputs other than Level 1 prices such as quoted prices for similar assets or liabilities, quoted prices in markets that are not active or other inputs that are observable or can be corroborated by observable market data.
•	Level 3: Significant unobservable inputs that reflect the Company’s own assumptions about the assumptions that market participants would use in pricing an asset or liability.

An asset’s or liability’s fair value measurement level within the fair value hierarchy is based on the lowest level of any input that is significant to the fair value measurement. Valuation techniques used need to maximize the use of observable inputs and minimize the use of unobservable inputs. Assets and liabilities measured at fair value are based on one or more of the following three valuation techniques:

•	Market approach: Prices and other relevant information generated by market transactions involving identical or comparable assets or liabilities
•	Cost approach: Amount that would be required to replace the service capacity of an asset (replacement cost)
•	Income approach: Techniques to convert future amounts to a single present value amount based upon market expectations (including present value techniques, option pricing and excess earnings models)

The Company believes its valuation methods are appropriate and consistent with other market participants, however, the use of different methodologies or assumptions to determine the fair value of certain financial instruments could result in a different fair value measurement at the reporting date. The Company’s recurring fair value measurements categorized within Level 3 discussed below contain significant unobservable inputs. A change in those significant unobservable inputs could result in a significantly higher or lower fair value measurement at the reporting date.

The Company’s financial instruments consist of cash and cash equivalents, accounts receivable, accounts payable, accrued liabilities, warrant liabilities, long-term debt, derivative liabilities and earnout liabilities. The carrying value of cash, accounts receivable, accounts payable, and accrued liabilities approximate fair value because of the short-term nature of those instruments.

Long-term debt is not presented at fair value on the Consolidated Balance Sheets, as it is recorded at carrying value, net of unamortized debt discounts. However, the 7.5% $100,000 convertible senior note (the “Convertible Note”) has an embedded conversion option accounted for as a derivative liability, which is presented at fair value on the consolidated balance sheets. The fair value of the Convertible Note, including the conversion option, was $74,633 and $76,614 as of March 31, 2022 and December 31, 2021, respectively. The Company’s term note and working capital facility (“Facility”) had an outstanding term note with a principal amount of $3,000 as of both March 31, 2022 and December 31, 2021 and a fair value of $3,899 and $4,173 as of March 31, 2022 and December 31, 2021, respectively.

The following tables set forth by level within the fair value hierarchy the Company’s financial assets and liabilities that were measured at fair value on a recurring basis in the Consolidated Balance Sheets.

	Level 1	Level 2	Level 3
As of March 31, 2022
Financial assets
Cash equivalents	$147,545	$—	$—
Financial Liabilities
Warrant liability	$—	$—	$1,997
Derivative liability	$—	$—	$14,863
Earnout liability	$—	$—	$76,972
As of December 31, 2021
Financial assets
Cash equivalents	$150,022	$—	$—
Financial Liabilities
Warrant liability	$—	$—	$2,185
Derivative liability	$—	$—	$17,418
Earnout liability	$—	$—	$83,144

As of March 31, 2022 and December 31, 2021, the Company had cash equivalents held in a money market account. The Company has concluded that due to the highly liquid nature of the money market account, the carrying value approximates fair value, which represents a Level 1 input.

As a result of the Business Combination, the Company assumed the liability associated with the Gig warrants. The Company accounts for the warrants as liabilities at fair value with subsequent changes in fair value recorded in the statement of operations for each reporting period. The fair value is determined using the Black-Scholes-Merton option-pricing model (“BSM”) where the share price input represents the Company’s stock price as of the valuation date. The BSM is a commonly-used mathematical model for pricing an option or warrant. In particular, the model estimates the variation in value over time of financial instruments. The fair value measurements are considered Level 3 measurements within the fair value hierarchy.

The Company estimates the fair value of its derivative liability associated with the Convertible Note at each reporting date, as well as at each conversion date. The Convertible Note and embedded conversion option are valued using a Binomial Lattice Model designed to capture incremental value attributed to the conversion options in addition to the value of the Convertible Note. The value of the Convertible Note without the conversion feature is valued utilizing the income approach, specifically the discounted cash flow method. Cash flows are discounted utilizing the U.S. Treasury rate and the credit spread to estimate the appropriate risk-adjusted rate. The conversion feature utilizes the Company’s stock price as of the valuation date as the starting point of the valuation. A Binomial Lattice Model is used to estimate a credit spread by solving for a premium to the U.S. Treasury rate that produces a value of the Convertible Note. As of issuance, the value of the Convertible Note and warrants related to the Convertible Note were set to equal $100,000 to solve for the credit spread which is then updated quarterly. The fair value measurements are considered Level 3 measurements within the fair value hierarchy.

As a result of the Business Combination, the Company recognized additional earnout shares with performance conditions as a liability measured at fair value with subsequent changes in fair value recorded in the consolidated statement of operations for each reporting period. The earnout shares are valued using the Company’s stock price as of the valuation date. The valuation methodology used is a Monte Carlo Simulation model (“MCS”) utilizing a Geometric Brownian motion process to capture meeting the various performance conditions. MCS is a technique that uses a stochastic process to create a range of potential future outcomes given a variety of inputs. Stochastic processes involve the use of both predictive assumptions (e.g., volatility, risk-free rate) and random numbers to create potential outcomes of value. MCS assumes that stock prices take a random walk and cannot be predicted; therefore, random number generators are used to create random outcomes for stock prices. The fair value measurements are considered Level 3 measurements within the fair value hierarchy.

Prior to the Business Combination, the Company had common and preferred stock warrants issued in connection with the issuance of debt, the conversion of debt to preferred stock, and the issuance of redeemable convertible preferred stock that were measured and recorded at fair market value as of the date of each transaction. These common and preferred stock warrants were classified in warrant liabilities and were measured and adjusted to their fair market value as of each reporting period as described in the paragraphs below.

The Company estimated the fair value of its common stock, Series C preferred stock, and Series C preferred warrants, which value was used in the determination of the value of warrants issued in connection with certain debt and preferred stock transactions and when measuring at the end of the reporting period. The Company considered the measurement of such liability-classified warrants in Level 3 due to significant unobservable inputs in this valuation.

The valuations were based on a combination of the income and market approach allocated to stockholders using an Option Pricing Model and applying a Discount for Lack of Marketability judgement based on the Finnerty put-option model. The key inputs to the valuation models that were utilized to estimate the fair value of the warrant liabilities included volatility, risk free rate, probability of subsequent funding, and discounts for lack of marketability.

These valuations were determined using a Probability Weighted Expected Return Method (PWERM) and a combination of several income and market approaches to determine the enterprise value of the Company. The enterprise value was adjusted for the probabilities of various scenarios/liquidity events that could have occurred and would have to create an overall weighted value of common stock as of each valuation date. Each liquidity scenario had unique probabilities based on the Company’s opinion, which was based on various discussions with potential investors, advisors, and market participants, which included unique facts and circumstances as of the valuation dates. The scenarios included early liquidation, a private merger and acquisition (“M&A”) transaction, staying a privately held company, and a special purpose acquisition company (“SPAC”) transaction/merger.

Each scenario was based on a different valuation methodology based on the unique risks, opportunities and a likely investor’s or market participant’s perspective. These included (a) Early liquidation: based on an Asset Approach using the existing equity value as of the valuation date; (b) Private M&A: based on a guideline transaction (market) approach using an assembled group of comparable transactions and trailing revenue metric/multiples; (c) Stay private: based on a discounted cash flow (income) approach using the Company’s non-SPAC forecast and a market-based discount rate; and (d) SPAC transaction: based on a guideline public company (market) approach using an assembled peer group of comparable companies and forward revenue metrics/multiples. Value was allocated to all outstanding securities through the PWERM using capitalization tables unique to each liquidity scenario.

The preliminary valuation was then discounted by applying a Discount for Lack of Marketability (“DLOM”) based on a Finnerty put-option model to determine a non-marketable, minority value of one share of common stock and one share of Series C preferred stock.

The Company’s non-financial assets, which primarily consist of property and equipment, are not required to be carried at fair value on a recurring basis and are reported at carrying value. However, on a periodic basis or whenever events or changes in circumstances indicate that their carrying value may not be fully recoverable, these along with other non-financial instruments are assessed for impairment and, if applicable, written down to and recorded at fair value.

Beneficial conversion features

The Company followed the beneficial conversion feature guidance in ASC 470-20, Debt with Conversion and Other Options, which applies to redeemable convertible preferred stock and convertible debt. A beneficial conversion feature is defined as a nondetachable conversion feature that is in the money at the commitment date.

The beneficial conversion feature guidance requires recognition of the conversion option’s in-the-money portion, the intrinsic value of the option, in equity, with an offsetting reduction to the carrying amount of the instrument. The resulting discount is amortized as interest over the life of the instrument. When there is a subsequent change to the conversion ratio based on a future occurrence, the new conversion price may trigger the recognition of an additional beneficial conversion feature on occurrence.

As a result of the Business Combination, the unamortized portion of the beneficial conversion feature was recorded to additional paid-in capital.

Stock-based compensation

The Company accounts for share-based compensation in accordance with ASC 718, Compensation – Stock Compensation, under which share based payments that involve the issuance of common stock to employees and nonemployees and meet the criteria for equity-classified awards are recognized in the financial statements as share-based compensation expense based on the fair value on the date of grant. The Company issues stock option awards and restricted stock unit awards to employees and nonemployees.

The Company utilizes the Black-Scholes model to determine the fair value of the stock option awards, which requires the input of subjective assumptions. These assumptions include estimating (a) the length of time grantees will retain their vested stock options before exercising them for employees and the contractual term of the option for nonemployees (“expected term”), (b) the volatility of the Company’s common stock price over the expected term, (c) expected dividends, and (d) the fair value of a share of common stock prior to the Business Combination. After the closing of the Business Combination, the Company’s board of directors determined the fair value of each share of common stock underlying stock-based awards based on the closing price of the Company’s common stock as reported by the NYSE on the date of grant. The Company has elected to recognize the adjustment to share-based compensation expense in the period in which forfeitures occur.

The assumptions used in the Black-Scholes model are management’s best estimates, but the estimates involve inherent uncertainties and the application of management judgment (see Note 11). As a result, if other assumptions had been used, the recorded share-based compensation expense could have been materially different from that recorded in the financial statements.

Warrants and Warrant liabilities

As a result of the Business Combination, the Company assumed the liability associated with the Gig warrants. The Company accounts for the warrants for shares of the Company’s common stock that are not indexed to its own stock as liabilities at fair value on the consolidated balance sheets. The warrants are subject to remeasurement at each balance sheet date and any change in fair value is recognized as a “(Gain) loss from change in fair value of warrant liabilities” in the consolidated statements of operations. The Company will continue to adjust the liability for changes in fair value until the earlier of the exercise or expiration of the common stock warrants. At that time, the portion of the warrant liability related to the common stock warrants will be reclassified to “additional paid-in capital”.

The Lightning Systems common and preferred warrants, prior to the Business Combination, were accounted for in accordance with the authoritative guidance which requires that free-standing financial instruments with certain cash settlement features and/or associated with redeemable convertible preferred stock, which is classified as temporary equity, to be recorded at the fair value of the warrants. All outstanding common (with the exception of certain warrants that were issued to vendors discussed below) and all preferred warrants are recorded as “warrant liabilities” based on their fair value on the date of the transaction. See the “Fair value” significant accounting policy for a description of the determination of fair value. Any changes in the fair value of these instruments are reported as “(Gain) loss from change in fair value of warrant liabilities.”

Warrants are separated from the host contract and reported at fair value when the warrant is a freestanding financial instrument that may ultimately require the issuer to settle the obligation by transferring assets. Under certain circumstances, most notably in the case of a deemed liquidation, the warrants issued in conjunction with Lightning Systems’ debt and preferred stock transactions may have been ultimately required to be settled by a transfer of assets, and as a result the warrants are reported as liabilities at fair value each reporting period.

In February 2021 the Company granted common warrants to certain vendors for services provided prior to March 31, 2021. Refer to Note 10 – Capital Structure.

As a result of the Business Combination, the remaining outstanding Lightning Systems warrants were converted to the Company’s common stock based on the Exchange Ratio.

Research and development

Research and development costs are expensed when incurred and consist of personnel-related expenses including salaries, benefits, travel and stock-based compensation for personnel performing research and development activities; expenses related to materials, supplies and testing; and consulting and occupancy expenses.

Advertising

Advertising costs are expensed when incurred and are included in “Selling, general and administrative” expenses and total $116 and $30 for the three months ended March 31, 2022 and 2021, respectively.

Derivative Liability

The Company accounts for the embedded conversion feature of the Convertible Note as a derivative liability. Pursuant to ASC 815-15, Derivatives and Hedging – Embedded Derivatives, the embedded conversion feature meets all three criteria to be bifurcated and accounted for separately from the host instrument, i.e., the Convertible Notes. Because this feature meets all criteria of a derivative instrument, it should be accounted for and recorded as a derivative liability at fair value on the Company’s balance sheet with subsequent changes in fair value recorded in the consolidated statement of operations each reporting period.

Earnout Liability

As a result of the Business Combination, the Company recognized additional earnout shares as a liability. Pursuant to ASC 805, Business Combinations, the Company determined that the initial fair value of the earnout shares should be recorded as a liability with the offset going to additional paid-in capital and with subsequent changes in fair value recorded in the consolidated statement of operations for each reporting period. The following table provides a reconciliation of the beginning and ending balances for the earnout liability measured at fair value using significant unobservable inputs (Level 3):

Level 3
Initial recognition May 6, 2021	$78,961
Loss	4,183
Balance at December 31, 2021	$83,144
Gain	(6,172)
Balance at March 31, 2022	$76,972

Income taxes

Income taxes are accounted for using the asset and liability method which requires the recognition of deferred tax assets and liabilities for the expected future tax consequences of temporary differences between the carrying amounts and the tax basis of other assets and liabilities. The Company provides for income taxes at the current and future enacted tax rates and laws applicable in each taxing jurisdiction. The Company uses a two-step approach for recognizing and measuring tax benefits taken or expected to be taken in a tax return and disclosures regarding uncertainties in income tax positions. The Company recognizes interest and penalties related to income tax matters in income tax expense in the consolidated statement of operations.

Net loss per share

Basic earnings (loss) per share (“EPS”) are computed by dividing net earnings (loss) by the weighted average number of common shares outstanding for the period. Diluted EPS attributable to common shareholders is computed by adjusting net earnings by the weighted average number of common shares and potential common shares outstanding (if dilutive) during each period. Potential common shares include shares issuable upon exercise of stock options and vesting of restricted stock awards. Anti-dilutive securities are excluded from diluted EPS.

Recent accounting pronouncements issued and adopted

In August 2020, the FASB issued ASU 2020-06, Accounting for Convertible Instruments and Contracts in an Entity’s Own Equity. The ASU includes amendments to the guidance on convertible instruments and the derivative scope exception for contracts in an entity’s own equity and simplifies the accounting for convertible instruments which include beneficial conversion features or cash conversion features by removing certain separation models in ASC 470-20, Debt with Conversion and Other Options. Additionally, the ASU requires entities to use the “if-converted” method when calculating diluted earnings per share for convertible instruments. The ASU is effective for fiscal years beginning after December 15, 2021, including interim periods within those fiscal years. The Company adopted this standard on January 1, 2022, and it did not have a material impact on the Company’s financial statements.

Recent accounting pronouncements issued not yet adopted

In June 2016, the FASB issued ASU 2016-13 related to the measurement of credit losses on financial instruments and has since modified the standard with several ASUs (collectively, the “credit loss standard”). The credit loss standard requires a financial asset (or a group of financial assets) measured at amortized cost basis to be presented at the net amount expected to be collected. The measurement of expected credit losses is based on relevant information about past events, including historical experience, current conditions and reasonable and supportable forecasts that affect the collectability of the reported amount. The credit loss standard took effect for public entities for fiscal years beginning after December 15, 2019, including interim periods within those fiscal years. As amended in ASU 2019-10, for smaller reporting companies, the credit loss standard will take effect for fiscal years beginning after December 15, 2022, and for interim periods within those fiscal years. Early adoption is permitted for all entities for fiscal years beginning after December 15, 2018. The adoption of this ASU will require a cumulative-effect adjustment to accumulated deficit as of the beginning of the first reporting period in which the guidance is effective (that is, a modified-retrospective approach). The Company expects to adopt this standard on January 1, 2023 and is currently evaluating the impact this ASU will have on its financial statements.

Note 3 – Reverse Recapitalization

On May 6, 2021, Gig consummated the Business Combination with Lightning Systems, with Lightning Systems surviving the merger as a wholly-owned subsidiary of Gig. In connection with the Business Combination, certain Gig shareholders exercised their right to redeem certain of their outstanding shares for cash, resulting in the redemption of 5,816,664 shares of Gig common stock for gross redemption payments of $58,759. In addition, an investor purchased from the Company 2,500,000 shares of common stock (the “PIPE Shares”), for a purchase price of $10.00 per share and an aggregate purchase price of $25,000 pursuant to a separate subscription agreement dated as of December 10, 2020 (the “PIPE Financing”). The PIPE Financing investment closed simultaneously with the consummation of the Business Combination.

Upon the closing of the Business Combination, Gig’s certificate of incorporation was amended and restated to, among other things change the name of the corporation to Lightning eMotors, Inc. and to increase the total number of authorized shares of capital stock to 251,000,000, consisting of (a) 250,000,000 of common stock, par value $0.0001 per share and (b) 1,000,000 shares of preferred stock, par value $0.0001 per share.

Immediately prior to the closing of the Business Combination, each issued and outstanding share of Lightning Systems redeemable, convertible preferred stock, was converted into shares of Lightning Systems common stock. This resulted in a conversion of 38,007,793 shares of Lightning Systems redeemable, convertible preferred stock into Lightning Systems common stock. Outstanding Lightning Systems short-term convertible notes were converted into an aggregate of 5,830,723 shares of Lightning Systems common stock. In addition, Lightning Systems had outstanding warrants that converted into 4,379,795 shares of Lightning Systems common stock.

Upon the closing of the Business Combination, Lightning Systems common stock issued and outstanding was canceled and converted into the right to receive Company common stock (the “Per Share Merger Consideration”) based on the Exchange Ratio. In addition, after closing and subject to the terms and conditions defined below, stockholders of the Company who have received, or are entitled to receive, any per share merger consideration (“Stockholder Earnout Group”) have the contingent right to receive additional 16,463,096 shares of the Company’s common stock to be allocated on a pro rata basis among the members of the Stockholder Earnout Group. One-third of the earnout shares will be released to the Stockholder Earnout Group on a pro rata basis if on or prior to the fifth anniversary of the closing date the volume weighted average price (“VWAP”) of the Company’s common stock equals or exceed $12.00 per share of twenty of any thirty consecutive trading days. One-third of the earnout shares will be released to the Stockholder Earnout Group on a pro rata basis if on or prior to the fifth anniversary of the closing date the VWAP of the Company’s common stock equals or exceed $14.00 per share of twenty of any thirty consecutive trading days. One-third of the earnout shares will be released to the Stockholder Earnout Group on a pro rata basis if on or prior to the fifth anniversary of the closing date the VWAP of the Company’s common stock equals or exceed $16.00 per share of twenty of any thirty consecutive trading days. If these conditions have not been satisfied following the fifth anniversary of the closing date, any stockholder earnout shares remaining will be canceled. As of March 31, 2022, none of the contingencies under this agreement have been met and, accordingly, no common stock shares have been issued.

Outstanding stock options, whether vested or unvested, to purchase shares of Lightning Systems common stock under the 2019 Plan (see Note 11) converted into stock options for shares of the Company’s common stock upon the same terms and conditions that were in effect with respect to such stock options immediately prior to the Business Combination, after giving effect to the Exchange Ratio.

The Business Combination was accounted for as a reverse recapitalization in accordance with GAAP. Under this method, Gig was treated as the ‘acquired” company for financial reporting purposes. See Note 1 for further details. Accordingly, for accounting purposes, the Business Combination was treated as the equivalent of Lightning Systems issuing stock for the net assets of Gig, accompanied by a recapitalization. The net assets of Gig are stated at historical cost, with no goodwill or intangible assets recorded.

Prior to the Business Combination, Lightning Systems and Gig filed separate standalone federal, state and local income tax returns. As a result of the Business Combination, structured as a reverse acquisition for tax purposes, Lightning Systems became the parent of the consolidated filing group with Gig as a subsidiary.

Unless otherwise indicated, all of the Company’s common stock as well as previously issued stock options and redeemable convertible preferred stock presented in the accompanying retroactively revised consolidated statements of stockholders’ equity (deficit) or in the related notes are presented on an as- or as if-converted basis, converted at the Exchange Ratio of .9406 and presented as shares or awards of our common stock.

The number of shares of Common Stock outstanding immediately following the consummation of the Business Combination:

Number of Shares
Common stock, outstanding prior to Business Combination	25,893,479
Less: redemption of Gig shares	(5,816,664)
Common stock Gig	20,076,815
Shares issued in PIPE Financing	2,500,000
Business Combination and PIPE Financing shares	22,576,815
Lightning Systems shares (1)	50,652,890
Total shares of common stock outstanding immediately after Business Combination	73,229,705
(1)	The number of Lightning Systems shares were calculated using the Exchange Ratio contemplated in the Business Combination of approximately 0.9406.

Note 4 – Inventories

At March 31, 2022 and December 31, 2021, inventories consist of the following:

	March 31, 2022	December 31, 2021
Raw materials	$14,820	$10,802
Work in progress	1,407	2,979
Finished goods	989	840
Total inventories	$17,216	$14,621

During the three months ended March 31, 2022 and 2021, the Company reduced the cost of certain inventory to net realizable value and recorded cost reductions of $95 and $0, respectively, which were included in “cost of revenues.”

Note 5 – Prepaid Expenses and Other Current Assets

At March 31, 2022 and December 31, 2021, prepaid expenses and other current assets consist of the following:

	March 31, 2022	December 31, 2021
Vendor deposits	$3,191	$2,720
Prepaid insurance	752	1,975
Other prepaid expenses	2,038	2,324
Other current assets	90	48
Total prepaid expenses and other current assets	$6,071	$7,067

Note 6 - Property and Equipment

Cost and accumulated depreciation as of March 31, 2022 and December 31, 2021 are as follows:

	March 31, 2022	December 31, 2021
Machinery and equipment	$2,221	$1,755
Vehicles	2,536	1,754
Leasehold improvements	1,265	1,024
Computer equipment	535	298
Software	112	798
Furniture and fixtures	596	331
Capital projects in progress	2,361	957
Total cost	9,626	6,917
Accumulated depreciation and amortization	(2,187)	(2,026)
Total property and equipment, net	$7,439	$4,891

Depreciation and amortization expense for the three months ended March 31, 2022 and 2021 totaled $356 and $126, respectively; of which $85 and $39, respectively, are included in “Cost of revenues”; $92 and $0, respectively, are included in “Research and development” expense; and $179 and $87, respectively, are included in “Selling, general and administrative” expenses.

Note 7 - Accrued Expenses and Other Current Liabilities

At March 31, 2022 and December 31, 2021, accrued expenses and other current liabilities consist of the following:

	March 31, 2022	December 31, 2021
Accrued professional services	$2,320	$1,645
Accrued interest	2,488	841
Accrued payroll and benefits	1,675	1,014
Other accrued expense	571	368
Warranty liability	1,191	994
Customer deposits	228	85
Deferred revenue	111	62
Current portion of finance lease obligation	61	36
Total accrued expenses and other current liabilities	$8,645	$5,045

Changes in warranty liability (included in accrued expenses and other current liabilities) were as follows:

	Three months ended March 31,
	2022	2021
Balance at beginning of period	$994	$455
Charge for the period	252	211
Utilized during the period	(55)	(155)
Balance at end of period	$1,191	$511

Note 8 – Notes Payable

Notes payable as of March 31, 2022 and December 31, 2021 consist of the following:

	March 31, 2022	December 31, 2021
Convertible Note	$87,863	$87,863
Facility	3,000	3,000
Total debt principal	90,863	90,863
Unamortized debt discount - Convertible Note	(24,940)	(27,055)
Unamortized debt discount - Facility	(36)	(40)
Total long-term debt	$65,887	$63,768

Convertible Note

In conjunction with the Business Combination, the Company entered into the 7.5% $100,000 Convertible Note and paid issuance costs of $5,000. The Convertible Note has a maturity date of May 15, 2024 and has semi-annual interest payments due May 15 and November 15 of each year starting on November 15, 2021. The Convertible Note has a conversion feature at a conversion price of $11.50 and warrants to purchase up to 8,695,641 shares of common stock for a per share price of $11.50. The Convertible Note has a mandatory conversion option that: a) is exercisable at the option of the Company on or after May 15, 2022; b) occurs when the Company’s stock price (1) is greater than 120% of the conversion price of $11.50, or $13.80 for 20 trading days in a period of 30 consecutive trading days and (2) the 30-day average daily trading volume during the applicable exercise period, i.e., consecutive 30 trading day period, is greater than or equal to $3,000; and c) the Company will make payments in accordance with the interest make-whole (defined below) amount in cash or issuance of additional shares of the Company’s common stock.

The interest make-whole amount means, with respect to the conversion of the Convertible Note, in an amount denominated in U.S. dollars, the sum of all regularly scheduled interest payments, if any, due on such Convertible Note on each interest payment date occurring after the conversion date for such conversion and on or before the maturity date; provided, however, that (A) for these purposes, the amount of interest due on the interest payment date immediately after such conversion date will be deemed to be the following amount: (x) if such conversion date is prior to January 15, 2023, an amount equal to twelve months of interest and (y) if such conversion date is on or after January 15, 2023, any accrued and unpaid interest, if any, at such conversion date, plus any remaining amounts that would be owed to, but excluding, the maturity date in respect of such Convertible Note, including all regularly scheduled interest payments; and (B) if such conversion date occurs after the Company has sent a mandatory conversion notice, then the interest make-whole amount for such conversion shall be the sum of all regularly scheduled interest payments, if any, due on such Convertible Note on each interest payment date occurring after the conversion date for such conversion to, but excluding, the maturity date.

If the Company incurs other unpermitted indebtedness, it is required to redeem the Convertible Notes in full including outstanding principal and accrued and unpaid interest, plus (a) a prepayment premium equal to twelve months of interest on the principal amount of the Convertible Notes if such indebtedness event occurred prior to January 15, 2023; or (b) a prepayment premium equal to the amount of interest which would have accrued on the Convertible Notes through maturity (the “Redemption Feature”). In addition, the Company is required to issue to the holders a fixed number of warrants to purchase shares of Common Stock. The fixed number of warrants will be based on the principal balance of the Convertible Notes, divided by $11.50 (“Redemption Warrants”). The Redemption Warrants will be exercisable from the date of repayment of the Convertible Notes through the original maturity date of the Convertible Notes.

If the number of outstanding shares of Common Stock is increased by a stock split or other similar event, the number of shares issuable on exercise of each warrant shall be increased proportionately and the exercise price shall be decreased proportionately. Consequently, if the number of outstanding shares of Common Stock is decreased by a reverse stock split, consolidation, combination or reclassification of shares of Common Stock or other similar event, the number of shares of Common Stock issuable on exercise of each warrant shall be decreased proportionately and the exercise price shall be increased proportionately.

The Company has identified certain embedded derivatives related to its Convertible Note. Since the Convertible Note has a conversion feature whereby the principal amount will convert into a variable number of shares based on the future trading price of the Company’s common stock, the conversion feature is recorded as a derivative liability. Therefore, the fair value of the convertible feature at inception on May 6, 2021 in the amount of $17,063 was recorded as a debt discount and an addition to “derivative liability” on the consolidated balance sheets. The derivative liability is adjusted to fair value each reporting period, with the changes in fair value reported in “Gain from change in fair value of derivative liability” on the consolidated statements of operations.

During August and September 2021, an aggregate of $12,137 of Convertible Notes were converted into 1,055,388 shares of the Company’s common stock. The Company recognized a gain on extinguishment of $2,194 in “Gain on extinguishment of debt” on the consolidated statement of operations associated with the difference between (1) the sum of the fair value of the common stock issued of $10,089 and cash paid for the remaining annual interest due May 2022 of $668 and (2) the sum of the carrying amount of the converted debt $7,965 and the fair value of the convertible note derivative liability of $4,986. The following table provides a reconciliation of the beginning and ending balances for the convertible note derivative liability measured at fair value using significant unobservable inputs (Level 3):

Level 3
Initial recognition May 6, 2021	$17,063
Loss	5,341
Change resulting from conversions	(4,986)
Balance at December 31, 2021	$17,418
Gain	(2,555)
Balance at March 31, 2022	$14,863

The Convertible Note warrants are considered free-standing instruments and meet the criteria for equity classification because they are indexed to the Company’s own stock and provide a fixed number of shares. Therefore, the fair value of the Convertible Note warrants on May 6, 2021 in the amount of $14,522 was recorded as a debt discount and an addition to “additional paid-in capital” on the consolidated balance sheets.

Interest expense for the three months ended March 31, 2022 was $3,762, of which $1,647 related to contractual interest expense and $2,115 related to amortization of the discount.

Facility

In October 2019, the Company entered into the Facility with a company represented on the Board of Lightning Systems. Upon consummation of the Business Combination, the company holding the Facility was no longer represented on the Board. The Facility provides for both term and working capital loans for borrowings up to $9,000 as of March 31, 2022. However, the Company’s Convertible Note requirements limit the Company’s permitted indebtedness to $5,000. Interest is payable quarterly on borrowings at a fixed annual rate of 15%. Borrowings under the Facility are secured by substantially all the Company’s assets, are subject to borrowing base limitations, and require the Company to meet certain covenants. The Facility borrowings, with a maturity date of October 21, 2024, were $3,000 as of both March 31, 2022 and December 31, 2021. Interest expense was $118 and $630 for the three months ended March 31, 2022 and 2021, respectively.

In connection with entering into this Facility, the Company issued warrants in 2020 and 2019, exercisable into 60,241 and 301,205, respectively, shares of Series C preferred stock at the conversion price of $1.66 per share. At the time of issuance, the Company estimated the fair value of the warrants at $6 and $66, respectively, and recorded a debt discount, which is being recognized over the life of the Facility borrowings, and a warrant liability, which was adjusted to fair value each reporting period, with the changes in fair value reported as a component of “other income, net.” As a result of the Business Combination, the warrants were converted to common stock based on the Exchange Ratio.

Related and Third-party 2020 short-term convertible notes payable

In August and September 2020, the Company borrowed $9,679 in the aggregate under convertible note purchase agreements from third parties ($6,454) and related parties ($3,225). The related parties included officers, a director, and individuals whose companies were represented on the board. These convertible notes bore interest at 8%. Interest was payable monthly, with principal and unpaid interest due June 30, 2021. The notes were convertible into 5,830,723 Series C redeemable convertible preferred shares at the conversion price of $1.66 per share. These notes were subordinate to the Facility and third-party unsecured facility agreement.

The 2020 short-term notes were convertible into shares of Series C redeemable convertible preferred stock upon 1) a change in control (“CIC”) having a value in excess of $200,000; 2) a debt or equity financing with aggregated gross proceeds in excess of $10,000; or 3) at maturity. Should the notes be converted at maturity, the debt holders would receive a beneficial conversion feature allowing the conversion at 75% of the lowest issue price. The Company recorded the beneficial conversion feature at its intrinsic value of $3,071. This was recorded as a debt discount and an addition to “additional paid-in capital”. During the three months ended March 31, 2021, amortization of the debt discount of $981 was recorded to “interest expense”.

As a result of the Business Combination, these convertible notes were converted to Series C redeemable convertible stock which converted into common stock based on the Exchange Ratio with the balance of $9,679 recorded to “additional paid-in capital”. In addition, the accrued interest through the date of the Business Combination close was forgiven.

Third party unsecured facility agreement

In March 2015, the Company borrowed $1,500 under an unsecured facility agreement. As a result of the Business Combination, the amount outstanding was paid in full.

Related party 2020 convertible notes payable

In February 2020, the Company borrowed $3,000 under two convertible note payable agreements from companies represented on the Board of Lightning Systems. Theses convertible notes bore interest at 8% and were subject to certain covenants. In May 2020, these notes were subject to a mandatory redemption in connection with a qualified equity offering of $3,000, resulting in a conversion into 2,118,819 shares of Series C preferred stock at a weighted average conversion price of $1.42 per share. The mandatory redemption was treated as a debt extinguishment for accounting purposes. To record the extinguishment, the fair value of consideration received and debt relieved was compared to the fair value of consideration paid and equity instruments issued. The fair value of consideration received was greater than the consideration paid. The excess fair value of $1,844 was recorded as a contribution to “Additional paid-in capital”.

In connection with the redemption, the Company issued short and long-term warrants, exercisable into 3,614,457 and 831,326, respectively, shares of Series C preferred stock at the conversion price of $1.66 per share. The Company estimated the fair value of the warrants at $336. The change in fair value was reported within “(Gain) loss from change in fair value of warrant liabilities.” As a result of the Business Combination, the warrants were converted to common stock based on the Exchange Ratio.

Third-party secured promissory note

In February 2021 the Company borrowed $3,000 by entering into a promissory note with a third-party lender. The note was secured by substantially all the Company’s assets and bore an annual interest rate of 20%, of which 10% was to be paid in cash and 10% was to be paid-in-kind by adding such interest to the principal balance. Interest which was to be paid quarterly beginning on April 30, 2021 until the earliest of the following events to occur: the maturity date of February 19, 2022; or 14 days after the closing of the Business Combination. The promissory note was paid upon the closing of the Business Combination.

Debt maturities

The total balance of all debt matures as follows:

Period ending December 31,	Amount
2022 (remainder of the year)	$—
2023	—
2024	90,863
Thereafter	—
$90,863

Note 9 – Leases

A contract is or contains a lease when, (1) the contract contains an explicitly or implicitly identified asset and (2) the customer obtains substantially all of the economic benefits from the use of that underlying asset and directs how and for what purpose the asset is used during the term of the contract in exchange for consideration. The Company assesses whether an arrangement is or contains a lease at inception of the contract. For all leases, other than those that qualify for the short-term recognition exemption, the Company recognizes as of the lease commencement date on the balance sheet a liability for its obligation related to the lease and a corresponding asset representing the Company’s right to use the underlying asset over the period of use.

The Company leases its manufacturing center, distribution center, and office space (collectively “Operating Facility”) under noncancelable operating leases that expire in February 2027. The lease payments include taxes, insurance, utilities, and maintenance costs. The Company also leases equipment utilized in the manufacturing process under noncancelable financing leases. These leases include either a bargain purchase option or the equipment reverts ownership to the Company at the end of the lease term.

The Company assesses the expected lease term at lease inception and discounts the lease using a fully-secured, annual incremental borrowing rate (or rate implicit in the lease, if readily determinable), adjusted for time value corresponding with the expected lease term. The Company elected, for all classes of underlying assets, to not apply the balance sheet recognition requirements of ASC 842, Leases, to leases with a term of one year or less, and instead, recognize the lease payments in the income statement on a straight-line basis over the lease term. The Company also elected, for certain classes of underlying assets, to combine lease and non-lease components. The Company elected to combine lease and non-lease components for its Operating Facility leases and manufacturing equipment leases.

Right-of-use assets and lease liabilities as of March 31, 2022 and December 31, 2021 consist of the following:

	March 31, 2022		December 31, 2021
	Operating	Finance	Operating	Finance
Assets
Right-of-use assets, net (1)	$8,475	$386	$8,742	$208
Liabilities
Lease obligation - current portion (2)	$1,280	$61	$1,166	$36
Lease obligation - long-term portion (3)	8,883	299	9,260	159
Total lease obligations	$10,163	$360	$10,426	$195

Weighted average remaining lease terms (in years)	4.9	5.7	5.2	5.0
Weighted average discount rate	15%	3%	15%	4%

(1)	Finance right-of-use assets, net are included in “Other assets” on the consolidated balance sheets.
(2)	Finance lease obligation – current portion is included in “Accrued expenses and other current liabilities” on the consolidated balance sheets.
(3)	Finance lease obligation – long-term portion is included in “Other long-term liabilities” on the consolidated balance sheets.

The Company's lease cost is presented below. The Company does not have any short-term leases or leases with variable lease payments. The financing lease cost for the three months ended March 31, 2022 and 2021 was immaterial.

	Three Months Ended March 31,
	2022	2021
Operating Lease Cost
Cost of revenues	$261	$133
Selling, general and administrative	308	422
Research and development	78	35
Total operating lease cost	$647	$590

The maturities of the Company’s lease liabilities are as follows:

	March 31, 2022
	Operating	Finance
2022 (remainder of year)	$1,979	$58
2023	2,848	71
2024	2,934	71
2025	3,022	71
2026	3,105	71
Thereafter	517	52
Total future minimum lease payments	14,405	394
Less: imputed interest	(4,242)	(34)
Total maturities	$10,163	$360

Note 10 – Capital Structure

For the purpose of this Note 10, the “Warrants” relate to the capital structure of the Company as a result of the Business Combination while the “Redeemable Convertible Preferred Stock – Lightning Systems”, “Warrant Liabilities – Lightning Systems” and “Warrants issued to vendors” relate to the redeemable convertible preferred stock and warrants issued by Lightning Systems that were converted to common stock of the Company as of the date of the Business Combination.

Warrants

As of March 31, 2022, there are 24,365,719 warrants outstanding, of which 14,999,970 are public warrants, 8,695,641 are Convertible Note warrants and 670,108 are private placement warrants. Each whole warrant entitles the registered holder to purchase one share of Common Stock at a price of $11.50 per share, subject to adjustment as discussed below. Only whole warrants are exercisable. The warrants will expire at 5:00 p.m., New York City time, on the fifth anniversary of the completion of the Company’s Business Combination, or earlier upon redemption or liquidation.

The private placement warrants are identical to the public warrants except that such private placement warrants will be exercisable for cash or on a cashless basis, at the holder’s option, and will not be redeemable by the Company, in each case so long as they are still held by the sponsor or its affiliates.

Once the warrants become exercisable, the Company may redeem the outstanding warrants (excluding the private placement warrants):

●	in whole and not in part;
●	at a price of $0.01 per warrant;
●	upon a minimum of 30 days’ prior written notice of redemption, which the Company refers to as the 30-day redemption period; and
●	if, and only if, the last reported sale price of the Company’s common stock equals or exceeds $18.00 per share (as adjusted for stock splits, stock dividends, reorganizations, recapitalizations and the like) for any 20 trading days within a 30 trading day period ending on the third trading day prior to the date on which the Company sends the notice of redemption to the warrant holders.

The fair value of the private placement warrants on May 6, 2021 in the amount of $1,253 was recorded as a “warrant liability” and a reduction to “additional paid-in capital” on the Consolidated Balance Sheets. The change in fair value at each reporting date was recognized in “(Gain) loss from change in fair value of warrant liabilities” on the Consolidated Statements of Operations. The fair value of the Convertible Note warrants on May 6, 2021 in the amount of $14,522 was recorded as a debt discount and an addition to “Additional paid-in capital” on the Consolidated Balance Sheets.

Redeemable Convertible Preferred Stock – Lightning Systems

Series A, B and C redeemable convertible preferred shares were eligible for a cumulative annual simple return of 8% (the “preferred return”) on amounts paid to purchase their preferred shares upon a liquidation, winding up or dissolution of Lightning Systems, or if declared by the Board of Directors. No preferred dividends had been declared.

Lightning Systems’s preferred shares were not redeemable at the option of the holders. However, the holders of preferred shares could request that Lightning Systems redeem all outstanding preferred shares in accordance with their liquidation preferences in the event of a deemed liquidation in which Lightning Systems did not effect a dissolution of Lightning Systems under Delaware General Corporation Law within 90 days after such deemed liquidation event. Deemed liquidation events are defined to include (i) a merger or consolidation in which Lightning Systems is a constituent party, (ii) sale, lease, exclusive license or other disposition or the sale or disposition of substantially all of

Lightning Systems’s assets, or (iii) a “change in control” transaction in which then-current stockholders’ controlled less than 50% of the voting power of the entity resulting from the transaction. Accordingly, these shares were considered contingently redeemable and were classified as temporary equity.

In the event of any voluntary or involuntary liquidation, dissolution or winding up of Lightning Systems, any remaining assets of Lightning Systems were to be distributed as follows: (i) first, to holders of Series C preferred shares, an amount equivalent to 1.25 times the original purchase price per share plus the accrued but unpaid preferred return per share; (ii) second, to holders of Series B preferred shares, an amount equivalent to 1.25 times the original purchase price per share plus the preferred accrued but unpaid return per share; (iii) third, to holders of Series A preferred shares, an amount equivalent to 1.00 times the original purchase price per share plus the accrued but unpaid preferred return per share; and (iv) any remaining assets after satisfying the required distributions to preferred stockholders are distributed pro rata among preferred and common stockholders on an if-converted basis.

Series A, B and C preferred shares were to be convertible into common shares at any time at the option of the holder, and are automatically converted into common shares upon the affirmative election of more than 70% of the Series B and Series C preferred stockholders, or upon the closing of a sale of common shares in an initial public offering (“IPO”) with gross proceeds to Lightning Systems of $50,000 or more accompanied by a listing of such common shares on the Nasdaq’s National Market, the New York Stock Exchange, or another exchange approved by the Board.

See Note 8 for description of the convertible debt conversion transactions and warrant liabilities under this Note 10 regarding warrants issued in connection with the preferred share purchases.

In connection with the 2019 Series C preferred stock issued for cash, Lightning Systems issued warrants, exercisable into 702,811 shares of Series C preferred stock at the conversion price of $1.66 per share. Lightning Systems estimated the fair value of the warrants at $155 and recorded a warrant liability, which is reported at fair value at each reporting period, with the change in fair value reported as “(Gain) loss from change in fair value of warrant liabilities.”

In connection with the 2020 Series C preferred stock issued in connection with the redemption of related party 2020 convertible notes payable of $3,000 and cash of $3,000, Lightning Systems issued warrants, exercisable into 4,445,783 shares of Series C preferred stock at the weighted average conversion price of $1.42 per share. Lightning Systems estimated the fair value of the warrants at $336 and recorded a warrant liability, which is reported at fair value at each reporting period, with the change in fair value reported as “(Gain) loss from change in fair value of warrant liabilities.”

As a result of the Business Combination, the preferred Series A, B and C shares were converted to common stock based on the Exchange Ratio. As a result, the balances of $18,036, $4,101 and $35,203, respectively, were charged to addition paid-in capital.

Warrant Liabilities – Lightning Systems

Lightning Systems issued warrants that enabled the holder to exercise in exchange for common shares or Series C preferred shares. The warrant agreements were reissued on December 31, 2019 upon Lightning Systems’ conversion from an LLC partnership to a C corporation. All terms remained identical. See Note 8 and under the section redeemable convertible preferred stock of this Note 10 for descriptions of the underlying transactions.

Series C warrants were exercisable by the holder at any time at the stated exercise price, which price is subject to adjustment to provide anti-dilution protection to the holder. Upon the closing of an initial public offering, or a merger, sale or other transaction involving substantially all of the assets of Lightning Systems (a “Deemed Liquidation”) the holder may require Lightning Systems to purchase any unexercised warrants at net value equal to the difference between the exercise price of the warrant and the proceeds the holder would have otherwise received as a result of the Deemed Liquidation or initial public offering. Lightning Systems had no obligation to file for registration of the shares issuable upon exercise of the warrant under the Securities Act. No fractional shares would be issued upon exercise. If upon exercise, the holder would be entitled to a fractional share, the number of shares issued upon exercise would be rounded to the nearest whole share and the difference settled in cash.

As described above in the redeemable convertible preferred stock section of this Note 10, during the three months ended March 31, 2021 one of the preferred warrant holders exercised their warrants to purchase 903,614 shares of Series C preferred stock at an exercise price of $1.66 for cash proceeds of $1,500. At the time of the exercise, the fair value of the warrants was deemed to be $5.87-$5.90 per warrant. In connection with the exercise, the warrant liability was reduced by $5,310 with the offset recorded to Series C redeemable convertible preferred stock in addition to the cash proceeds received. During the three months ended June 30, 2021, one of the preferred warrant holders exercised their warrants to purchase 963,855 shares of Series C preferred stock at an exercise price of $1.66 for cash proceeds of $1,600. At the time of the exercise, the fair value of the warrants was deemed to be $5.87-$5.90 per warrant. In connection with the exercise, the warrant liability was reduced by $5,658 with the offset recorded to Series C redeemable convertible preferred stock in addition to the cash proceeds received.

Warrants issued to vendors – Lightning Systems

In February 2021, the Board of Directors of Lightning Systems authorized the grant of 125,000 warrants to purchase common stock of Lightning Systems to three vendors who provided various sales and marketing related services prior to March 31, 2021. The warrants were immediately exercisable at an exercise price of $6.18 per share and had a contractual life of five years but required conversion upon the completion of the Business Combination. The fair value of the warrants was deemed to be $3.46 on the date of grant using the Black-Scholes option pricing model with the following inputs: value of common share $6.18; exercise price of $6.18 per share; 5 year term; risk-free interest rate of 0.62%; and volatility of 68%. As the warrants were issued for services already provided, the value of the warrants of $433 was expensed to “selling, general and administrative” expense, and offset to “additional paid-in capital” as the warrants were deemed to be equity instruments under ASC 480, Distinguishing Liabilities from Equity. As a result of the Business Combination, the outstanding warrants issued to these vendors were converted to common stock.

The following table presents information for the Common and Series C preferred warrants, that have been converted to common stock as a result of the Business Combination, and outstanding Gig private warrants that were assumed in the Business Combination:

				Weighted
			Weighted	Average
	Number of	Warrant Fair	Average Exercise	Remaining
	Warrants	Value	Price	Life
Warrants to purchase common stock
Outstanding at December 31, 2020 (1)	610,202	$2,270	$0.27	3.6
Change in fair value	—	2,284	—	—
Outstanding — March 31, 2021	610,202	$4,554	$0.27	3.3
Warrants to purchase Series C preferred stock
Outstanding at December 31, 2020 (1)	5,938,193	$18,885	$1.76	2.6
Exercise of warrants to purchase redeemable convertible preferred stock (1)	(849,930)	(5,310)	$1.76	—
Change in fair value	—	18,255	—	—
Outstanding — March 31, 2021	5,088,263	$31,830	1.76	2.7
Private warrants assumed through Business Combination
Outstanding at December 31, 2020	—	—	—	—
Warrants assumed	670,108	1,253	$11.50	5.0
Change in fair value	—	932	—	—
Outstanding — December 31, 2021	670,108	$2,185	$11.50	4.3
Change in fair value	—	(188)	—	—
Outstanding — March 31, 2022	670,108	$1,997	$11.50	4.1

(1) Warrant amounts have been retroactively restated to give effect to the recapitalization transaction

Note 11 – Stock-Based Compensation

2021 Equity Incentive Plan

In connection with the Business Combination, the stockholders approved the 2021 Equity Incentive Plan (the “2021 Plan”). The 2021 Plan provides the Company the ability to grant incentive stock options, nonqualified stock options, restricted stock awards, stock appreciation rights, restricted stock units, performance units, performance shares, cash-based awards and other stock-based awards. The purpose of the 2021 Plan is to advance the interests of the Company and its stockholders by providing an incentive to attract, retain and reward persons for performing services and by motivating such persons to contribute to the growth and profitability of the Company and its subsidiaries. As of March 31, 2022, there were 17,794,239 shares reserved and 16,146,703 shares available for grant under the 2021 Plan.

2019 Equity Incentive Plan

The 2019 Equity Incentive Plan (“2019 Plan”) provided for the grant of incentive stock options, non-qualified stock options, and other awards. As a result of the Business Combination, the 2019 Plan was superseded by the 2021 Plan; therefore, no further awards will be granted under the 2019 Plan. As of March 31, 2022, there were 2,698,627 stock options previously granted and unexercised under the 2019 Plan, which remain subject to the terms and conditions of the 2019 Plan.

Compensation Expense

To date, the Company has issued stock option and restricted stock unit (“RSU”) awards. The Company recognizes stock-based compensation expense based on the fair value of the awards issued at the date of grant and amortized on a straight-line basis as the employee renders services over the requisite service period. Forfeitures are accounted for as they occur by reversing the expense previously recognized for non-vested awards that were forfeited during the period. The following table presents the stock-based compensation related to stock option and RSU awards for the periods presented (in thousands):

	Three Months Ended March 31,
	2022	2021
Stock options expense
Cost of revenues	$5	$5
Selling, general and administrative	192	57
Research and development	9	6
Total stock options expense	$206	$68
Restricted stock units expense
Cost of revenues	$54	$—
Selling, general and administrative	666	—
Research and development	46	—
Total restricted stock units expense	$766	$—
Total stock-based compensation	$972	$68

The estimated unrecognized expense for stock options and RSUs not vested as of March 31, 2022, which will be recognized over the remaining requisite service period, is as follows:

Stock options unrecognized expense (in thousands)	$1,826
Stock options weighted-average remaining requisite service period (in years)	2.2
Restricted stock units unrecognized expense (in thousands)	$6,123
Restricted stock units weighted-average remaining requisite service period (in years)	2.6

Stock Option Awards

Stock option awards are issued with an exercise price equal to the estimated fair market value per share at the date of grant and a term of 10 years. Stock option awards generally vest over 4 years. It is the Company’s policy to issue new shares upon option exercise. Changes in the Company’s stock options for the three months ended March 31, 2022 are presented in the table below.

		Weighted	Aggregate	Weighted
		Average	Intrinsic	Average
	Number of	Exercise Price	Value	Remaining Life
	Options	per Share	(in thousands)	(in years)
Outstanding at January 1, 2022	3,209,517	$1.66
Granted	—	$—
Exercised	(24,434)	$0.23
Forfeited	(37,920)	$0.22
Expired	(1,469)	$0.58
Outstanding at March 31, 2022	3,145,694	$1.69	$13,394	7.1
Vested and exercisable at March 31, 2022	1,516,647	$0.56	$7,859	5.6

Changes in the status of the Company’s non-vested share awards for the three months ended March 31, 2022 are presented in the table below.

		Weighted
		Average
	Non-vested	Grant Date
	Shares Under	Fair Value per
	Option	Share
Non-vested at January 1, 2022	2,137,050	$1.21
Granted	—	$—
Vested	(470,083)	$0.77
Forfeited	(37,920)	$0.17
Non-vested at March 31, 2022	1,629,047	$1.32

The aggregate intrinsic value of options exercised during the three months ended March 31, 2022 and 2021 was $106 and $517, respectively.

No stock options were granted during the three months ended March 31, 2022. The weighted average grant date fair value of stock options granted during the three months ended March 31, 2021, after changes in connection with the Company’s conversion from a partnership to a corporation and the Business Combination, was $3.59 per share. A Black-Scholes option pricing model with the following assumptions was utilized to determine the fair value.

Three months ended March 31,
2021
Expected volatility	68.0%
Dividend yield	0%
Risk-free interest rate	0.82%
Expected term (in years)	6.00	to	6.25

The expected volatility was derived from the volatility of historical stock prices of similar publicly traded companies. The dividend yield represents the Company’s anticipated cash dividend over the expected term of the stock options. The risk-free interest rate is based on the U.S. Treasury yield curve rates with maturities consistent with the expected term of the related stock options. The expected term represents the period of time that the Company anticipates the stock options to be outstanding based on historical experience and future expectations.

Restricted Stock Unit Awards

The Company started granting RSU awards in July 2021 that generally vest over 3 years. RSU awards are valued based on the closing market price of our common stock on the grant date.

		Weighted
		Average
		Grant Date
	Number of	Fair Value per
	RSUs	Share
Outstanding at January 1, 2022	935,148	$7.59
Granted	171,567	$5.17
Released	(66,417)	$6.93
Forfeited	(12,026)	$8.32
Outstanding at March 31, 2022	1,028,272	$7.22

Other Employee Benefits - 401(k) Savings Plan

The Company has an employee-directed 401(k) savings plan (the “401(k) Plan”) for all eligible employees over the age of 21. Under the 401(k) Plan, employees may make voluntary contributions based on a percentage of their pretax income, subject to statutory limitations. The Company matches 100% for the first 3% of each employee’s contribution and 50% for the next 2% of each employee’s contribution. The Company’s cash contributions are fully vested upon the date of match. The Company made matching cash contributions of $165 and $60 for the three months ended March 31, 2022 and 2021, respectively.

Note 12 - Income Taxes

The provision for income taxes is recorded at the end of each interim period based on the Company’s best estimate of its effective income tax rate expected to be applicable for the full fiscal year. There is no provision for income taxes because the Company has incurred operating losses since inception. The Company’s effective income tax rate was 0% for the three months ended March 31, 2022 and 2021 and the realization of any deferred tax assets is not more likely than not.

Note 13 – Net Loss per Share

The Company’s potential dilutive securities have been excluded from the computation of diluted net loss per share as the effect would be to reduce the net loss per share. Therefore, the weighted average number of common shares outstanding used to calculate both basic and diluted net loss per share is the same.

The Company excluded the following potential common shares from the computation of diluted net loss per share for the periods indicated below because including them would have had an anti-dilutive effect. The following table summarizes the number of underlying shares outstanding as of March 31, 2022 and 2021. As a result of the Business Combination, the underlying shares have been retroactively restated to give effect to the recapitalization based on the Exchange Ratio.

	March 31,
	2022	2021
Convertible notes payable	7,640,246	—
Outstanding warrants	24,365,719	—
Stock options	3,145,694	4,091,948
Restricted stock units	1,028,272	—
Common and preferred Series C warrants	—	5,816,037
Total potential anti-dilutive stock	36,179,931	9,907,985

Note 14 – Commitments and Contingencies

The Company is party to minimum purchase commitments with some of its suppliers. If the Company fails to meet the minimum purchase commitments, the Company must pay a penalty. In addition, the minimum purchase commitments include inflationary clauses. The Company also has other commitments, including marketing and software subscription agreements and equipment leases. The equipment leases included here only relate to leases for which the equipment had not yet been delivered to the Company as of March 31, 2022. Since the Company did not receive the equipment, the related right-of-use asset and lease liability were not recognized as of March 31, 2022. However, the Company was still committed to the financing arrangement. All other financial commitments under leasing arrangements are described in Note 9.

The amounts in the table below represent the Company’s future minimum commitments:

	As of March 31, 2022
	Purchase Commitments	Other	Total
2022 (remainder of the year)	$19,186	$514	$19,700
2023	79,311	639	79,950
2024	57,620	264	57,884
2025	82,000	54	82,054
2026	—	25	25
Thereafter	—	10	10
Total	$238,117	$1,506	$239,623

We are involved in various legal proceedings in the ordinary course of business. The Company records an accrual for legal contingencies when it determines that it is probable that it has incurred a liability and it can reasonably estimate the amount of the loss.

On August 4, 2021, a purported stockholder of the Company filed a putative class action complaint in the Delaware Chancery Court, captioned Delman v. GigCapitalAcquisitions3, LLC, et al. (Case No. 2021-0679) on behalf of a purported class of stockholders. The lawsuit names GigCapitalAcquisitions3, LLC and the Company’s former directors Dr. Katz, Dr. Dinu, and Messrs. Betti-Berutto, Mikulsky, Miotto and Wang, as defendants. The lawsuit alleges that the defendants breached their fiduciary duty stemming from Gig’s merger with Lightning and unjust enrichment of certain of the defendants. The lawsuit seeks, among other relief, unspecified damages, redemption rights, and attorneys’ fees. Neither the Company nor any of our current officers or directors are parties to the lawsuit. The Company’s former directors are subject to certain indemnification obligations of the Company.

In addition, on October 15, 2021, the Company and certain of its officers were named as defendants in a putative securities class action. The action is pending in the U.S. District Court for the District of Colorado, and is captioned Shafer v. Lightning eMotors, Inc., et al., Case No. 1:21-cv02774. The lawsuit alleges violations of Sections 10(b) and 20(a) of the Exchange Act and Rule 10b-5 promulgated thereunder for purported false statements regarding the Company’s business operations and financial condition. A related lawsuit captioned Cohen v. Lightning eMotors, Inc., et al., Case No. 1:21-cv-03215, was filed in the United States District Court for the District of Colorado on December 1, 2021. On December 17, 2021, the Cohen lawsuit was consolidated with the Shafer lawsuit. On April 22, 2022, the court appointed a lead plaintiff in the consolidated lawsuit. The lead plaintiff’s consolidated complaint is set to be filed on or by May 20, 2022. The consolidated lawsuit seeks damages in an unspecified amount, attorneys’ fees, and other remedies. The Company intends to defend vigorously against such allegations.

Item 2. Management’s Discussion of Analysis of Financial Condition and Results of Operations

References to “we,” “us,” “our” or the “Company” are to Lightning eMotors, Inc., together with its wholly owned subsidiaries, except where the context requires otherwise. The following discussion should be read in conjunction with our audited consolidated financial statements and the related notes included in our Annual Report on Form 10-K for the year ended December 31, 2021.

CAUTIONARY NOTE REGARDING FORWARD-LOOKING STATEMENTS

This Quarterly Report on Form 10-Q includes forward-looking statements within the meaning of Section 27A of the Securities Act, and Section 21E of the Exchange Act. Our forward-looking statements include, but are not limited to, statements regarding our or our management team’s expectations, hopes, beliefs, intentions, or strategies regarding the future. In addition, any statements that refer to projections, forecasts or other characterizations of future events or circumstances, including any underlying assumptions, are forward-looking statements. The words “anticipate,” “believe,” “continue,” “could,” “estimate,” “expect,” “intend,” “may,” “might,” “plan,” “possible,” “potential,” “predict,” “project,” “should,” “will,” “would” and similar expressions may identify forward-looking statements, but the absence of these words does not mean that a statement is not forward-looking.

The forward-looking statements contained in this report are based on our current expectations and beliefs concerning future developments and their potential effects on us. There can be no assurance that future developments affecting us will be those that we have anticipated. These forward-looking statements involve a number of risks, uncertainties (some of which are beyond our control) or other assumptions that may cause actual results or performance to be materially different from those expressed or implied by these forward-looking statements. Factors that might cause or contribute to such a discrepancy include, but are not limited to, our ability to disrupt the commercial vehicle medium-duty powertrain market; our focus in 2022 and beyond; our ability to obtain sufficient supply of chassis, motors, batteries and other critical components for the manufacture of our vehicles and powertrains; an increase in the cost of raw materials due to inflation; the number of orders placed by our commercial truck customers; the ability of our solutions to reduce carbon intensity and greenhouse gas emissions and other risks and uncertainties, including those disclosed in Part 1, Item 1A Risk Factors in our Annual Report on Form 10-K for the year ended December 31, 2021.

Should one or more of these risks or uncertainties materialize, or should any of our assumptions prove incorrect, actual results may vary in material respects from those projected in these forward-looking statements. We undertake no obligation to update or revise any forward-looking statements, whether as a result of new information, future events or otherwise, except as may be required under applicable securities laws.

Overview

We are a leading electric, commercial fleet vehicle designer and manufacturer with over 250 vehicles on the road as of March 31, 2022. We provide electrification solutions (both battery electric and fuel cell electric) for commercial fleets, including but not limited to, Class 3-5 cargo and passenger vehicles and school buses, Class 5 and 6 work trucks and Class 7 city buses and motorcoaches. We are focused on eradicating commercial fleet emissions without compromising safety or efficiency in our commercial fleets. We help our customers to optimize their businesses while limiting their carbon footprint. Commercial fleets are one of the top contributors of greenhouse gas emissions in the transportation sector according to the EPA, making Class 3 to 7 BEV, FCEV and charging infrastructure solutions to commercial fleet customers one of the most critical levers in the worldwide campaign against climate change. Our ongoing focus has been on providing a broad range of ZEV platforms and charging solutions to help fleets reduce emissions, lower operating costs and improve energy efficiency.

We started in 2008 as a manufacturer of hybrid systems for commercial vehicles, and in 2017, customer feedback led us to understand that hybrid systems did not adequately address the growing issue of urban air pollution from commercial vehicle fleets. In 2017 we redirected our efforts to focus exclusively on the attractive market opportunity in ZEVs. We leveraged nearly 10 years of extensive knowledge and production infrastructure from developing and implementing hybrid commercial vehicles to successfully adapt to ZEVs. To date, all of our platforms have been fully certified as ZEVs by the California Air Resource Board, the clean air agency that defines vehicle emission standards. We currently maintain seven Executive Orders, which are required to sell ZEVs in California as well as various other states.

We believe we are the only full-range manufacturer of Class 3 to 7 BEV and FCEV in the United States, and we provide end-to-end electrification solutions including advanced analytics software and mobile charging solutions. We combine an internally developed optimized modular software, which can be used in multiple platforms and applications, with hardware designs that we believe allows us to address a diverse range of opportunities in the markets in which we operate in a cost-effective manner with a significant time-to-market advantage. Our manufacturing facility has the capacity to produce 1,500 ZEVs per year on one eight-hour shift. The same facility and equipment can produce 3,000 ZEVs annually by increasing labor to two eight-hour shifts. We believe that with full utilization of our facilities combined with our ability to lease more space on our current campus, and with our OEM customers’ installation capacities, we will have the capacity to scale production to 20,000 vehicles and powertrains per year. Over the long term, we believe that we will be able to leverage our significant investment in manufacturing capacity to increase production output, leverage our fixed overhead and improve profitability from the sale of our products. In addition, we have also built an ecosystem of supply-chain partners and specialty vehicle partners which are instrumental to our growth.

Closing of Business Combination

Lightning Systems entered into the Business Combination Agreement with Gig and its wholly owned subsidiary Merger Sub, on December 10, 2020. Pursuant to the Business Combination Agreement, the stockholders of Gig approved the transaction on April 21, 2021, and the deal was consummated on May 6, 2021. As a result, Merger Sub, a newly formed subsidiary of Gig, was merged with and into Lightning Systems and the separate corporate existence of Merger Sub ceased, and Lightning Systems continued as the surviving corporation of the Business Combination. Lightning Systems was deemed the accounting predecessor and the combined entity became the successor SEC registrant, meaning that Lightning Systems’ financial statements for previous periods are disclosed in the registrant’s periodic reports filed with the SEC after the Closing. On the Closing Date, and in connection with the closing of the Business Combination, Gig changed its name to Lightning eMotors, Inc.

The Business Combination was accounted for as a reverse recapitalization. Under this method of accounting, Gig was treated as the acquired company for financial statement reporting purposes.

As a result of the Business Combination, Lightning Systems became one of our wholly owned subsidiaries. We are a NYSE-listed company with our Common Stock registered under the Exchange Act.

Recent Developments

The global impacts resulting from the COVID-19 pandemic are ongoing, including logistics and supply chain challenges, such as increased costs, supplier delays and/or shortages of battery cells, motors and chassis. We will continue to monitor macroeconomic conditions to remain flexible and to optimize and evolve our business as appropriate, and as we aim to project demand and infrastructure requirements and deploy our production, workforce and other resources accordingly.

Although we have made our best estimates based upon current information, actual results could materially differ from the estimates and assumptions developed by management. Accordingly, it is reasonably possible that the estimates made in the financial statements have been, or will be, materially and adversely impacted in the near term as a result of these conditions, and if so, we may be subject to future impairment losses related to long-lived assets as well as changes to valuations.

Supply-Chain Delays. As a result of the COVID-19 pandemic, we have been experiencing significant delivery delays from our suppliers since April 2020. In addition, we often do not get informed of delivery delays until or after the expected delivery dates, which does not allow for timely mitigation plans. We increased our raw material inventories and added new suppliers to attempt to manage and mitigate this risk, however, we expect supply chain delays will continue for the foreseeable future.

Inflation. We are experiencing cost increases due to inflation resulting from various supply chain disruptions and other disruptions caused by COVID-19 and general global economic conditions. The cost of raw materials, manufacturing equipment, labor and shipping and transportation has increased considerably. We expect higher than recent years’ levels of inflation to persist for the foreseeable future. If we are unable to fully offset higher costs through price increases or other measures, we could experience an adverse impact to our business, prospects, financial condition, results of operations, and cash flows.

Possible Impairments. No impairments were recorded for the three months ended March 31, 2022 and 2021, as no triggering events or changes in circumstances had occurred as of such dates. However, due to significant uncertainty surrounding the continued effects of the COVID-19 pandemic, our results of operations, cash flows, and financial condition could be impacted, and the extent of such impact cannot be reasonably estimated.

Comparability of Financial Information

Our results of operations and statements of assets and liabilities may not be comparable between periods as a result of our ongoing evolution, refinement, and growth of our business operations within the electric commercial vehicle industry. While historically we developed hybrid systems for commercial vehicles, during 2017, we refocused our business to produce the ZEV powertrains and phased-out the production of hydraulic hybrid upfit systems. During 2019, we increased the physical and production capabilities of our Loveland, Colorado facility, in preparation of the installation and integration of ZEV powertrains into vehicles beginning in 2020. This change significantly reduced the use and reliance on certified installer or dealers. In conjunction with the transition to using the Loveland plant for comprehensive production, we have improved our production technology, processes, and productivity and have invested in the supporting personnel and other infrastructure.

Key Factors Affecting Operating Results

We believe that our performance and future success depend on several factors that present significant opportunities for us, but these factors pose risks and challenges, including those disclosed in Part 1, Item 1A Risk Factors in our Annual Report on Form 10-K for the year ended December 31, 2021.

Commercial Launch of medium-duty trucks and other products

In 2020, we attained revenue commercialization of our ZEVs, with 72 customer-ordered Class 3 to Class 7 ZEVs sold during the year ended December 31, 2020. During the year ended December 31, 2021, we sold 146 Class 3 to 5 ZEVs and during the three months ended March 31, 2022, we sold 68 Class 3 to 4 ZEVs. We will require additional capital to fund the growth and scaling of our manufacturing facilities and operations; further develop our products and services, including those for orders in our order backlog; and fund possible acquisitions. Until we can generate sufficient cash flow from operations, we expect to finance our operations through a combination of the merger proceeds we received from the Business Combination as well as from additional public offerings, debt financings or other capital markets transactions, collaborations or licensing arrangements. Any delay in the financing, design, manufacture and launch of our ZEVs or zero-emission powertrains, could materially damage our brand, business, prospects, financial condition and operating results. Vehicle manufacturers often experience delays in the design, manufacture and commercial release of new products. To the extent we delay or interrupt the launch of our ZEVs or zero-emission powertrains, our growth prospects could be adversely affected as we may fail to grow our market share. The amount and timing of our future funding requirements depend on many factors, including the pace and results of our development efforts and our ability to scale our operations.

Customer Demand/Order Backlog

As of April 29, 2022, we had an order backlog of $167.8 million comprised of ZEVs, zero-emission powertrains and charging systems of approximately 1,500 units. Our order backlog is generally comprised of non-binding agreements and purchase orders from customers. In addition, some of our order backlog have contingencies including completing a successful pilot program, obtaining third-party financing or obtaining government grants such as HVIP. Although the order backlog, in most cases, does not constitute a legal obligation or, in some cases, may have contingencies, we believe the amounts included in our order backlog are firm, even though the non-binding orders may be cancelled or delayed by customers without penalty. We may elect to permit cancellation of orders without penalty where management believes it is in our best interest to do so. On a case-by-case basis and at our sole discretion, we have held partial deposits for purchase orders from customers. See “Amounts included in order backlog may not result in actual revenue and are an uncertain indicator of our future revenue” included in Part 1, Item 1A Risk Factors in our Annual Report on Form 10-K for the year ended December 31, 2021.

The realization and timing of the recognition of our order backlog is dependent, among other things, on our ability to obtain and secure a steady supply of components used in our manufacturing process. Accordingly, revenue estimates and the amount and timing of work expected to be performed at the time the estimate of order backlog is developed is subject to change. As a result, the order backlog may not be indicative of future sales and can vary significantly from period to period. In addition, it is possible that the methodology for determining the order backlog may not be comparable to methods used by other companies.

Regulatory Landscape

We operate in an industry that is subject to and currently benefits from environmental subsidies. Government policies can increase the demand for our products by providing market participants with incentives to purchase ZEVs and charging solutions. These government policies are continuously being modified, and adverse changes in such policies could have the effect of reducing the demand for our products. Complying with any new government regulations may result in significant additional expenses or related development costs for us. For more information, see “We are subject to various environmental laws and regulations that could impose substantial costs upon us and cause delays in building our manufacturing facilities” included in Part 1, Item 1A Risk Factors in our Annual Report on Form 10-K for the year ended December 31, 2021.

Public Company Costs

We are incurring additional legal, accounting and other expenses that we did not previously incur, including costs associated with SEC reporting and corporate governance requirements. These requirements include compliance with the rules implemented by the SEC and the NYSE. Our financial statements reflect the impact of these expenses.

Components of Results of Operations

Revenues

During the three months ended March 31, 2022 and 2021, revenue was primarily derived from the sale of ZEVs.

We anticipate deriving future revenue from the following business lines:

●	ZEVs: The sales of zero-emission vehicles in Classes 3 to 7 to dealers and commercial fleet companies.
●	Zero-Emission Powertrains: The sales of battery electric and fuel cell electric powertrains to our OEM partners, including technology licenses, and training the OEM technicians on how to install the powertrains within the OEMs’ manufacturing facilities.
●	Chargers: The sale of chargers and energy systems as supporting products to customers for our ZEVs.
●	Telematics and Analytics: Our proprietary analytics platform, which is installed in each vehicle and powertrain sold, allows us to collect and optimize drive cycle and vehicle performance data. This data provides drivers and fleet operators meaningful real-time recommendations about how to improve vehicle performance, routes, and charging strategies and scale their electric vehicle fleets. Our analytics platform is offered on a subscription basis with all vehicle and powertrain purchases.

Cost of Revenues

Cost of revenues includes direct costs (parts, material, and labor); indirect manufacturing costs (manufacturing overhead, depreciation, plant operating lease expense, and rent); shipping, field services, logistics and warranty costs.

Research and Development Expense

Research and development expenses consist primarily of costs incurred for the discovery and development of our BEV and FCEV powertrain solutions and the production thereof, which principally include personnel-related expenses including salaries, benefits, travel and stock-based compensation, for personnel performing research and development activities; expenses related to materials, supplies and testing; and consulting and occupancy expenses.

We expect our research and development expense to increase for the foreseeable future as we continue to invest in research and development activities to achieve our operational and commercial goals.

Selling, General and Administrative Expense

Selling, general and administrative expenses consist of personnel-related expenses for our corporate, executive, engineering, finance, sales, marketing, program management support, and other administrative functions, expenses for outside professional services, including legal, audit and accounting services, as well as expenses for information technology, facilities, depreciation, amortization, travel, and sales and marketing costs. Personnel-related expenses consist of salaries, payroll taxes, benefits, and stock-based compensation.

We expect our selling, general and administrative expenses to increase for the foreseeable future as we increase headcount and expenses with the growth of our business, drive for productivity improvements, acquisition of new and retention of existing customers and the additional costs associated with being a public company, which include, among other things, increases in headcount for administration and increases in legal and professional services, accounting and audit fees and liability insurance.

Interest Expense

Interest expense consists of interest paid on notes payable, the amortization of debt issuance costs, the amortization of debt discounts attributable to the bifurcation of warrants issued, and amortization of an embedded conversion feature. The notes payable included, over the periods presented, the Convertible Note, the Facility, a third-party secured promissory note and various convertible notes payable, as described in more detail in Note 8 to the Consolidated Financial Statements.

Results of Operations

Comparison of Three Months Ended March 31, 2022 and 2021

The following table sets forth our historical operating results for the periods indicated:

	Three Months Ended March 31,		$
	2022	2021	Change	% Change

	(dollar amounts in thousands)
Revenues	$5,412	$4,591	$821	18%
Cost of revenues	7,722	5,318	2,404	45%
Gross loss	(2,310)	(727)	(1,583)	218%
Operating expenses
Research and development	1,942	648	1,294	200%
Selling, general and administrative	11,599	3,920	7,679	196%
Total operating expenses	13,541	4,568	8,973	196%
Loss from operations	(15,851)	(5,295)	(10,556)	199%
Other (income) expense, net
Interest expense, net	3,861	1,611	2,250	140%
(Gain) loss from change in fair value of warrant liabilities	(188)	20,539	(20,727)	nm*
Gain from change in fair value of derivative liability	(2,555)	—	(2,555)	nm*
Gain from change in fair value of earnout liability	(6,172)	—	(6,172)	nm*
Other income, net	(41)	(9)	(32)	nm*
Total other (income) expense, net	(5,095)	22,141	(27,236)
Net loss	$(10,756)	$(27,436)	16,680

*not meaningful

Revenues

Our total revenue increased by $0.8 million, or 18%, from $4.6 million during the three months ended March 31, 2021 to $5.4 million during the three months ended March 31, 2022. The increase in the revenues was principally related to the sale of 68 ZEVs during the three months ended March 31, 2022 as compared to the sale of 31 ZEVs during the three months ended March 31, 2021.

Cost of Revenues

Cost of revenues increased by $2.4 million, or 45%, from $5.3 million during the three months ended March 31, 2021 to $7.7 million during the three months ended March 31, 2022. The increase in the cost of revenues was primarily related to an increase in revenue as well as higher factory overhead expenses during the three months ended March 31, 2022 as compared to the three months ended March 31, 2021.

Research and Development

Research and development expenses increased by $1.3 million or 200% from $0.6 million in the three months ended March 31, 2021 to $1.9 million in the three months ended March 31, 2022. The increase was primarily due to an increase in our engineering headcount year-over-year, as we continue to advance the development and design of our vehicles, refine and improve our production processes and enhance our in-house engineering capabilities.

Selling, General and Administrative

Selling, general and administrative expenses increased by $7.7 million or 196% from $3.9 million during the three months ended March 31, 2021 to $11.6 million during the three months ended March 31, 2022, due to an overall increase in general and administrative costs associated with being a public company which included, among other things, increases in headcount for administration and increases in legal and professional services, accounting and audit fees and liability insurance.

Interest Expense

Interest expense increased to $3.9 million for the three months ended March 31, 2022 from $1.6 million for the three months ended March 31, 2021. The increase was mainly due to $3.8 million of accrued interest and amortization of the discount related to the Convertible Note not present in the prior year, offset by a decrease in the Facility principal balance.

Change in Fair Value of Warrant Liabilities

The gain from change in fair value of warrant liabilities of $0.2 million for the three months ended March 31, 2022 represents the change in fair value of the Gig private warrants that were assumed in the Business Combination. The loss from change in fair value of warrant liabilities of $20.5 million for the three months ended March 31, 2021 represents the change in fair value of the outstanding common and preferred warrants, which were converted to common stock as a result of the Business Combination. These changes in fair value reflect the impact of the marking-to-market of the warrant liability.

Change in Fair Value of Derivative Liability

The gain from change in fair value of the derivative liability totaled $2.6 million during the three months ended March 31, 2022 and reflected the impact of the marking-to-market of the underlying derivative embedded in the Convertible Note.

Change in Fair Value of Earnout Liability

The loss from change in fair value of the earnout liability totaled $6.2 million during the three months ended March 31, 2022 and reflected the impact of the marking-to-market of the earnout shares.

Non-GAAP Financial Measures

In addition to our results determined in accordance with GAAP, we believe the following non-GAAP measures are useful in evaluating our operational performance. We use the following non-GAAP financial information among other operational metrics to evaluate our ongoing operations and for internal planning and forecasting purposes. We believe that non-GAAP financial information, when taken collectively, may be helpful to investors in assessing our operating performance.

EBITDA, Adjusted EBITDA and Adjusted Net Loss

We define EBITDA as net loss before depreciation and amortization and interest expense. We define adjusted EBITDA as net loss before depreciation and amortization, interest expense, stock-based compensation, gains or losses related to the change in fair value of warrant, derivative and earnout share liabilities and other non-recurring costs determined by management, such as Business Combination related expenses. We define adjusted net loss as net loss adjusted for stock-based compensation expense, gains or losses related to the change in fair value of warrant, derivative and earnout share liabilities and certain other non-recurring costs determined by management, such as Business Combination related expenses. We believe EBITDA, adjusted EBITDA and adjusted net loss are meaningful metrics intended to supplement measures of our performance that are neither required by, nor presented in accordance with, GAAP. We believe that using EBITDA, adjusted EBITDA and adjusted net loss provide an additional tool for investors to use in evaluating ongoing operating results and trends while comparing our financial measures with those of comparable companies, which may present similar non-GAAP financial measures to investors. However, you should be aware that when evaluating EBITDA, adjusted EBITDA and adjusted net loss we may incur future expenses similar to those excluded when calculating these measures. In addition, our presentation of these measures should not be construed as an inference that our future results will be unaffected by unusual or non-recurring items. Our computation of EBITDA, adjusted EBITDA and adjusted net loss may not be comparable to other similarly titled measures computed by other companies, because all companies may not calculate EBITDA, adjusted EBITDA and adjusted net loss in the same fashion.

Because of these limitations, EBITDA, adjusted EBITDA and adjusted net loss should not be considered in isolation or as a substitute for performance measures calculated in accordance with GAAP. We compensate for these limitations by relying primarily on our GAAP results and using EBITDA, adjusted EBITDA and adjusted net loss on a supplemental basis. You should review the reconciliation of net loss to EBITDA and adjusted EBITDA and reconciliation of net loss to adjusted net loss below and not rely on any single financial measure to evaluate our business.

The following table reconciles net loss to EBITDA and adjusted EBITDA for the three months ended March 31, 2022 and 2021:

	Three Months Ended March 31,
	2022	2021

Net loss	$(10,756)	$(27,436)
Adjustments:
Depreciation and Amortization	361	126
Interest expense, net	3,861	1,611
EBITDA	$(6,534)	$(25,699)
Stock-based compensation	972	68
(Gain) loss from change in fair value of warrant liabilities	(188)	20,539
Gain from change in fair value of derivative liability	(2,555)	—
Gain from change in fair value of earnout liability	(6,172)	—
Adjusted EBITDA	$(14,477)	$(5,092)

The following table reconciles net loss to adjusted net loss for the three months ended March 31, 2022 and 2021:

	Three Months Ended March 31,
	2022	2021
Net loss	$(10,756)	$(27,436)
Adjustments:
Stock-based compensation	972	68
(Gain) loss from change in fair value of warrant liabilities	(188)	20,539
Gain from change in fair value of derivative liability	(2,555)	—
Gain from change in fair value of earnout liability	(6,172)	—
Adjusted net loss	$(18,699)	$(6,829)

Liquidity and Capital Resources

Sources of Liquidity

Since inception, we have financed our operations primarily from debt financing and the sales of common and convertible preferred shares. We closed the Business Combination on May 6, 2021 pursuant to which we added $216.8 million of cash, net of redemptions, to the balance sheet.

As of March 31, 2022, our principal sources of liquidity were our cash and cash equivalents in the amount of $150.4 million. We believe our cash and cash equivalents balance will be sufficient to continue to execute our business strategy over the next twelve-month period from the date the financial statements were available to be issued.

Liquidity Requirements

In the near and long-term, we will require additional capital to fund the growth and scaling of our manufacturing facilities and operations; further develop our products and services, including those for orders in our order backlog; and fund possible acquisitions. Until we can generate sufficient cash flow from operations, we expect to finance our operations through a combination of the merger proceeds we received from the Business Combination as well as from additional public offerings, debt financings or other capital markets transactions, collaborations or licensing arrangements. The amount and timing of our future funding requirements depend on many factors, including the pace and results of our development efforts and our ability to scale our operations.

Material Cash Requirements

From time to time in the ordinary course of business, we enter into agreements with vendors for the purchase of components and raw materials to be used in the manufacture of our products. To provide flexibility in our development and production plan and opportunities to renegotiate pricing, we generally do not have binding and enforceable purchase orders beyond the near term. However, in order to secure raw materials vital to our products, we have entered into multi-year minimum purchase commitments with some of our suppliers. If the Company fails to meet the minimum purchase commitments, the Company must pay a penalty. As of March 31,2022, the minimum purchase commitment for the next twelve months is $28.8 million under these agreements. However, we anticipate these commitments to increase due to inflationary clauses in the agreements. See Note 14 to the Consolidated Financial Statements for additional information.

Our capital expenditures are typically difficult to project beyond the short term given potential supply chain constraints and market conditions. We estimate our capital expenditures to be between $10 and $15 million for the year 2022 for development and production activities.

Debt

As of March 31, 2022, we had outstanding $87.9 million of principal indebtedness associated with our Convertible Notes, which mature on May 15, 2024. We are obligated to make semi-annual interest payments in May and November through maturity of $3.3 million based on an annual interest rate of 7.5%. We also had outstanding $3.0 million of principal indebtedness associated with our Facility, which matures on October 21, 2024. We are obligated to make quarterly interest payments of $0.1 million through maturity based on an annual interest rate of 15%. See Note 8 to the Consolidated Financial Statements for additional information.

Leases

We have one material lease commitment, an operating lease covering our manufacturing center, distribution center and office space. We also have finance leases for manufacturing equipment. As of March 31, 2022, our total minimum lease commitments were $14.8 million, with $2.8 million due in the next twelve months. See Note 9 to the Consolidated Financial Statements for additional information.

Cash Flows

The following table provides a summary of cash flow data (in thousands):

	Three Months Ended March 31,
	2022	2021

	(dollar amounts in thousands)
Net cash used in operating activities	$(16,142)	$(6,630)
Net cash used in investing activities	(2,024)	(560)
Net cash (used in) provided by financing activities	(9)	8,504
Net (decrease) increase in cash	$(18,175)	$1,314

Cash Flows used in Operating Activities

Net cash used in operating activities for the three months ended March 31, 2022 and 2021 was $16.1 million and $6.6 million, respectively. Cash flows from operating activities are significantly affected by revenue levels, mix of products and services, and investments in the business in research and development and selling, general and administrative costs in order to develop products and services, improve manufacturing capacity and efficiency, and support revenue growth. With respect to the three months ended March 31, 2022, significant increases in net cash used in operating activities, in comparison to the corresponding prior period, were principally driven by increases in cost of revenues and selling, general and administrative expenses, as described in more detail above.

Cash Flows Used In Investing Activities

Net cash used in investing activities for the three months ended March 31, 2022 and 2021 was $2.0 million and $0.6 million, respectively. Cash flows from investing activities relate to capital expenditures to support revenue growth as we invest in and expand our business and infrastructure.

Cash Flows from Financing Activities

Net cash used in financing activities for the three months ended March 31, 2022 was de minimus. Net cash from financing activities for the three months ended March 31, 2021 was $8.5 million and primarily consisted of proceeds from Facility borrowings of $7.0 million and proceeds from the exercise of Series C warrants of $1.5 million.

Backlog

As of April 29, 2022, we had $167.8 million of order backlog comprised of ZEVs, zero-emission powertrains and/or charging systems of approximately 1,500 units. Our order backlog is generally comprised of non-binding agreements and purchase orders from customers. In addition, some of our order backlog have contingencies including completing a successful pilot program, obtaining third-party financing or obtaining government grants such as HVIP. Although the order backlog, in most cases, does not constitute a legal obligation and, in some cases, may have contingencies, we believe the amounts included in our order backlog are firm, even though the non-binding orders may be cancelled or delayed by customers without penalty. We may elect to permit cancellation of orders without penalty where management believes it is in our best interest to do so. On a case-by-case basis and at our sole discretion, we have held partial deposits for purchase orders from customers.

The realization and timing of the recognition of our order backlog is dependent, among other things, on our ability to obtain and secure a steady supply of components used in our manufacturing process. Accordingly, revenue estimates and the amount and timing of work expected to be performed at the time the estimate of order backlog is developed is subject to change. As a result, the order backlog may not be indicative of future sales and can vary significantly from period to period. In addition, it is possible that the methodology for determining the order backlog may not be comparable to methods used by other companies.

Off-Balance Sheet Arrangements

We have not engaged in any off-balance sheet arrangements, as defined in the rules and regulations of the SEC.

Critical Accounting Policies and Estimates

Our discussion and analysis of our financial condition and results of operations are based upon our financial statements, which have been prepared in accordance with GAAP. These principles require us to make certain estimates and assumptions. These estimates and assumptions affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities, as of the balance sheet date, as well as reported amounts of revenue and expenses during the reporting period. Our most significant estimates and judgments involve deferred income taxes, allowance for doubtful accounts, warranty liability, write downs and write offs of obsolete and damaged inventory, valuation of share-based compensation, warrants and warrant liabilities, the value of the convertible note derivative liability and the value of the earnout share liability. Management bases its estimates on historical experience and on various other assumptions believed to be reasonable, the results of which form the basis for making judgments about the carrying values of assets and liabilities. Actual results could differ from those estimates, and such differences could be material to the Company’s financial statements.

We believe that there have been no significant changes to our critical accounting policies and estimates during the three months ended March 31, 2022 as compared to those disclosed in Management’s Discussion and Analysis of Financial Condition and Results of Operations included in our Annual Report on Form 10-K for the year ended December 31, 2021.

Recent Accounting Pronouncements

For further information on the effects of recently adopted accounting pronouncements and the potential effects of recent accounting pronouncements not yet adopted, refer to the Recent accounting pronouncements issued and adopted and Recent accounting pronouncements issued not yet adopted sections in Note 2 to the Consolidated Financial Statements.

Emerging Growth Company Status

We are an emerging growth company (“EGC”), as defined in Section 2(a) of the Securities Act, as modified by the JOBS Act. As an EGC, we are permitted to take advantage of an extended transition period to comply with new or revised accounting standards, delaying the adoption of these accounting standards until they would apply to private companies. We have elected to use this extended transition period to enable us to comply with new or revised accounting standards that have different effective dates for public and private companies until the earlier of the date we (i) are no longer an emerging growth company or (ii) affirmatively and irrevocably opt out of the extended transition period. As a result, our financial statements may not be comparable to companies that comply with the new or revised accounting standards as of public company effective dates.

In addition, we intend to rely on the other exemptions and reduced reporting requirements provided by the JOBS Act. Subject to certain conditions set forth in the JOBS Act, if, as an EGC, we intend to rely on such exemptions, we are not required to, among other things: (i) provide an auditor’s attestation report on our system of internal controls over financial reporting pursuant to Section 404(b) of the Sarbanes-Oxley Act; (ii) provide all of the compensation disclosure that may be required of non-emerging growth public companies under the Dodd-Frank Wall Street Reform and Consumer Protection Act; (iii) comply with any requirement that may be adopted by the Public Company Accounting Oversight Board regarding mandatory audit firm rotation or a supplement to the auditor’s report providing additional information about the audit and the financial statements (auditor discussion and analysis); and (iv) disclose certain executive compensation-related items such as the correlation between executive compensation and performance and comparisons of the Chief Executive Officer’s compensation to median employee compensation.

We will remain an EGC under the JOBS Act until the earliest of (i) December 31, 2025, which is the last day of our first fiscal year following the fifth anniversary of our initial public offering, (ii) the last date of our fiscal year in which we have total annual gross revenue of at least $1.07 billion, (iii) the date on which we are deemed to be a “large accelerated filer” under the rules of the SEC with at least $700.0 million of our common equity held by non-affiliates, or (iv) the date on which we have issued more than $1.0 billion in non-convertible debt securities during the previous three-year period.

Item 3. Quantitative and Qualitative Disclosures About Market Risk

We are exposed to a variety of market and other risks, including the effects of changes in interest rates, inflation, and foreign currency exchange rates.

Inflation Risk

We are experiencing cost increases due to inflation resulting from various supply chain disruptions and other disruptions caused by COVID-19 and general global economic conditions. The cost of raw materials, manufacturing equipment, labor and shipping and transportation have increased considerably. We expect higher than recent years’ levels of inflation to persist for the foreseeable future. If we are unable to fully offset higher costs through price increases or other measures, we could experience an adverse impact to our business, prospects, financial condition, results of operations, and cash flows.

Interest Rate Risk

The market risk inherent in our financial instruments and our financial position represents the potential loss arising from adverse changes in interest rates. As of March 31, 2022, we had cash and cash equivalents of $150.4 million, consisting of operating and interest-bearing money market accounts, for which the fair market value would be affected by changes in the general level of U.S. interest rates. However, due to the short-term maturities and the low-risk profile of our investments, an immediate 10% change in interest rates would not have a material effect on the fair market value of our cash and cash equivalents.

Commodity Price Risk

We purchase certain product components and commodities including steel, aluminum, composites, rubber and others which are integrated into our end products that are subject to price volatility caused by market conditions, potential cross-border taxes and tariffs and other factors which are not considered predictable or within our control. We generally buy these product components and commodities based upon market prices that are established with the vendor as part of the purchase process. We do not use commodity financial instruments to hedge commodity prices.

We generally attempt to obtain firm pricing from most of our suppliers, consistent with order backlog requirements and/or forecasted annual sales. In many cases, we believe we will be able to address material commodity and product component cost increases through sale price adjustments. To the extent that commodity prices increase and we are not able to increase the selling prices of our products, and we do not have firm pricing from our suppliers, or our suppliers are not able to honor such prices, we may experience margin declines.

Foreign Currency Risk

We do not believe that foreign currency risk currently poses a material threat to our business.

Item 4. Controls and Procedures

Disclosure Controls and Procedures

The Company maintains disclosure controls and procedures designed to provide reasonable assurance that information required to be disclosed by the Company in reports that it files or submits under the Exchange Act is recorded, processed, summarized, and reported within the time periods specified in SEC rules and forms. Any controls and procedures, no matter how well designed and operated, can provide only reasonable, not absolute, assurance of achieving the desired control objectives. The Company’s management, with participation from our Chief Executive Officer and Chief Financial Officer, has evaluated the effectiveness of our design and operation of the Company’s disclosure controls and procedures as of March 31, 2022. Based upon that evaluation, the Chief Executive Officer and Chief Financial Officer concluded that our disclosure controls and procedures were effective as of March 31, 2022.

Changes in Internal Control over Financial Reporting

During the three months ended March 31, 2022, there has been no change in our internal control over financial reporting that has materially affected, or is reasonably likely to materially affect, our internal control over financial reporting.

PART II — OTHER INFORMATION

Item 1. Legal Proceedings

The information with respect to this Part II, Item 1 can be found in Note 14 to the Consolidated Financial Statements included in this Quarterly Report on Form 10-Q and is incorporated herein by reference.

Item 1A. Risk Factors

In addition to other information set forth in this Quarterly Report on Form 10-Q, you should carefully consider the factors discussed in Part 1, Item 1A Risk Factors in our Annual Report on Form 10-K for the year ended December 31, 2021. The risks discussed in our Annual Report on Form 10-K are not the only risks facing us. There may be additional risks and uncertainties that are not currently known to us or that we currently consider to be insignificant that could materially and adversely affect our business, financial condition, or operating results in the future.

Item 2. Unregistered Sales of Equity Securities and Use of Proceeds

None.

Item 3. Defaults Upon Senior Securities

None.

Item 4. Mine Safety Disclosures

Not applicable.

Item 5. Other Information

We intend to hold the annual meeting of shareholders (the “Annual Meeting”) on July 28, 2022. We will publish additional details regarding the additional information regarding the time, location and matters to be voted on at the Annual Meeting in the Company’s proxy statement for the Annual Meeting.

We are also disclosing deadlines for certain notices under SEC rules and our Amended and Restated Bylaws in connection with the Annual Meeting. Under the SEC’s proxy rules, we have set the deadline for submission of proposals to be included in our proxy materials for the Annual Meeting as the close of business on May 23, 2022. Accordingly, in order for a shareholder proposal to be considered for inclusion in our proxy materials for the Annual Meeting, the proposal must be received by our Chief Legal Officer, Lightning eMotors, Inc., 815 14th Street Suite A100, Loveland, Colorado 80537, on or before the close of business on May 23, 2022, and must comply with the procedures and requirements set forth in Rule 14a-8 under the Securities Exchange Act of 1934, as amended. In accordance with the advance notice requirements contained in our Amended and Restated Bylaws, for nominations or business to be brought before the Annual Meeting by a shareholder, other than Rule 14a-8 proposals described above, written notice must be delivered to our General Counsel, Lightning eMotors, Inc., 815 14th Street Suite A100, Loveland, Colorado 80537, on or before the close of business on May 23, 2022. These shareholder notices also must comply with the requirements of our Amended and Restated Bylaws and will not be effective otherwise.

Item 6. Exhibits

EXHIBIT INDEX

Exhibit No.	Description

3.1

Second Amended and Restated Certificate of Incorporation of Lightning eMotors, Inc. (incorporated by reference to Exhibit 3.1 filed on the Company’s Current Report on Form 8-K, filed by the Company on May 12, 2021)

3.2	Amended and Restated Bylaws of Lightning eMotors, Inc. (incorporated by reference to Exhibit 3.2 filed on the Company’s Current Report on Form 8-K, filed by the Company on May 12, 2021)

4.1	Specimen Common Stock Certificate (incorporated by reference to Exhibit 4.1 filed on the Company’s Form S-1 (File No. 333-257237), filed by the Company on June 21, 2021)

4.2	Specimen Warrant Certificate (incorporated by reference to Exhibit A in Exhibit 10.4 filed on the Company’s Current Report on Form 8-K, filed by the Company on May 12, 2021)

31.1†	Certification of Chief Executive Officer Pursuant to Section 302 of the Sarbanes-Oxley Act of 2002

31.2†	Certification of Chief Financial Officer Pursuant to Section 302 of the Sarbanes-Oxley Act of 2002

32.1*

Certification of Chief Executive Officer (Principal Executive Officer) and Chief Financial Officer (Principal Financial Officer) Pursuant to 18 U.S.C. Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002

101†

The financial statements from the Company’s Quarterly Report on Form10-Q for the quarter ended March 31, 2022, formatted in iXBRL (Inline eXtensible Business Reporting Language): (i) Consolidated Balance Sheets as of March 31, 2022 and December 31, 2021, (ii) Consolidated Statements of Operations for the three months ended March 31, 2022 and 2021, (iii) Consolidated Statements of Stockholders’ Equity for the three months ended March 31, 2022 and 2021, (iv) Consolidated Statements of Cash Flows for the three months ended March 31, 2022 and 2021and (v) Notes to the Consolidated Financial Statements

104†	Cover Page Interactive Data File (formatted in iXBRL and contained in Exhibit 101)

†     Filed herewith

*     Furnished herewith

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned thereunto duly authorized.

Date: May 13, 2022

LIGHTNING EMOTORS, INC.

By:	/s/ Timothy Reeser
Name:	Timothy Reeser
Title:	Chief Executive Officer and Director
(Principal Executive Officer)

By:	/s/ Teresa Covington
Name:	Teresa Covington
Title:	Chief Financial Officer
(Principal Financial Officer)